UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 9, 2026
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F
☒
Form 40-F
☐

This
Form
6-K consists
of
the
UBS AG
audited
standalone
financial statements
for
the
year ended
31 December
2025, as
well as
the consent
of Ernst
& Young
Ltd. with
respect thereto,
which appear
immediately following
this
page.

UBS AG
Standalone financial statements and regulatory
information for the year ended
31 December 2025

Table of contents
1
Report of the statutory auditor
7
UBS AG standalone financial statements (audited)
7
Income statement
8
Balance sheet
9
Off-balance sheet
10
Statement of changes in equity
11
1
Name, legal form and registered office
11
2
Accounting policies
16
3a
Net trading income by business
16
3b
Net trading income by underlying risk category
17
4
Investments in subsidiaries and other participations
17
5
Sundry ordinary income and expenses
18
6
Personnel expenses
18
7
General and administrative expenses
19
8
Changes in provisions for litigation, regulatory and
similar matters, and other provisions
19
9
Extraordinary income and expenses
20
10
Taxes
20
11
Securities financing transactions
21
12a
Collateral for loans and off-balance sheet
transactions
22
12b
Credit-impaired financial instruments
22
13
Allowances and provisions
23
13a
Allowances for credit losses
23
13b
Provisions
24
13c
Development of allowances and provisions for credit
losses
26
13d
Balance sheet and off-balance sheet positions subject
to expected credit losses
28
13e
Financial assets subject to credit risk, by rating
category
32
14
Trading portfolio and other financial instruments
measured at fair value
33
15
Derivative instruments
35
16a
Financial investments by instrument type
35
16b
Financial investments by counterparty rating – debt
instruments
35
17a
Other assets
36
17b
Other liabilities
36
18
Pledged assets
37
19
Country risk of total assets
38
20
Structured debt instruments
38
21
Funding eligible as total loss-absorbing capacity at
the UBS AG level
39
22a
Share capital
39
22b
Significant shareholders
40
23
Post-employment benefit plans
41
24
Related parties
42
25
Fiduciary transactions
42
26a
Invested assets and net new money
42
26b
Development of invested assets
43
Statement of proposed appropriation of total profit
and dividend distribution
44
UBS AG standalone regulatory information
44
Key metrics for the fourth quarter of 2025
45
Swiss systemically relevant bank going and gone concern
requirements and information
48
Sustainability and climate risk
49
Cautionary statement

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

To the General Meeting of
UBS AG, Zurich and Basel

Basel, 6 March 2026

Report of the statutory auditor

Report on the audit of the financial statements

Opinion

We have audited the financial statements of UBS AG (the Company), which comprise the balance sheet as at 31 December 2025, the income statement and the statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

UBS AG standalone financial statements (audited)

Shape the future with confidence

Valuation of investments in subsidiaries and other participations

Area of focus	As of 31 December 2025, the carrying amount of UBS AG's investments in subsidiaries and other participations is USD 66.1 billion. Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying amount is tested for impairment annually, with the recoverable amount being determined using a net asset value or discounted dividend model approach. Due to the inherent uncertainties in valuing investments in subsidiaries, including forecasting and management's judgments, and considering the significance of the account we identified this area as a key audit matter.
Our audit response	Our audit procedures included the review of management's process over the valuation of investments in subsidiaries and other participations, including impairment tests. We obtained an understanding and evaluated the relevant controls addressing the identified risks and tested the design and operating effectiveness of these controls. Our focus was on controls over the review of the valuation models and the estimation of future cashflows, as well as governance and oversight over management's valuation process. We assessed the appropriateness of the valuation methodology, taking into account the nature of the investment and the underlying business. With the support of valuation specialists, we assessed the assumptions and methodologies used by management, to determine the recoverable amount of the investment in subsidiaries and other participations. We also assessed the relevant disclosures regarding investments in subsidiaries and other participations (within note 4 to the financial statements).

UBS AG standalone financial statements (audited)

EY
Shape the future
with confidence

Valuation of complex or illiquid instruments at fair value

Area of focus	At 31 December 2025, UBS AG held financial assets measured at fair value and financial liabilities measured at fair value. These instruments are reported within the various accounts, mainly: trading portfolio assets, derivative financial instruments, trading portfolio liabilities and financial liabilities designated at fair value. In determining the fair value of these financial instruments, the Company used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment. Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, key modelling assumptions and significant unobservable inputs. Auditing the valuation of complex or illiquid instruments at fair value included consideration of any incremental risks arising from the impact of current macroeconomic influences on valuation techniques and inputs. The valuation techniques that required especially complex judgement included discounted cash flow, earnings-based valuation techniques and complex derivative pricing models. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the associated extrapolation, interpolation or calibration of inputs using limited and proxy data points. Examples of such inputs included unobservable credit spreads and interest rates, equity valuations, and equity volatility.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instrument valuation processes. This included controls over independent price verification, independent validation of methodologies, independent validation and usage monitoring of valuation models, and the calculation of fair value adjustments. We tested the valuation techniques, models and methodologies, as well as the key inputs used in those models. We performed an independent revaluation of a sample of complex or illiquid financial assets and liabilities with the support of specialists using independent models and inputs. We also independently assessed the appropriateness of a sample of key inputs by comparing them to available market data or evaluating the suitability of proxy inputs where relevant. Additionally, alongside our valuation specialists, we also independently challenged methodologies and key inputs in relation to fair value adjustments and performed recalculations for a sample of these using our own independent data and methodologies. We reviewed the observability of material Day 1 profit and loss adjustments by evaluating the availability and reliability of market data supporting initial valuations and evaluated management's processes for identifying and assessing unobservable inputs. We also assessed management's disclosures regarding the financial assets measured at fair value and financial liabilities measured at fair value (within Notes 14, 15 and 20 to the financial statements).

UBS AG standalone financial statements (audited)

Shape the future with confidence

Expected credit losses

Area of focus	UBS AG applies expected credit loss (ECL) approaches for credit-impaired and non-credit-impaired financial instruments in its standalone financial statements which is used in its consolidated financial statements under the IFRS Accounting Standards. ECL is recognized for financial assets measured at amortized cost, fee and lease receivables, claims arising from Group-internal funding presented as Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity, guarantees, irrevocable loan commitments, revolving revocable credit lines, and forward starting reverse repurchase and securities borrowing agreements. The allowances and provisions for ECL mainly consist of losses inherent in the loan portfolio that are not specifically identified ("stage 1 and stage 2"). Management's ECL estimates represent the difference between contractual cash flows and those the Company expects to receive, discounted at the effective interest rate. Auditing management's estimate of the allowances and provisions for ECL was complex due to the judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation and their probability weightings. Macroeconomic developments during 2025, such as geopolitical tensions and trade-policy, contributed to further uncertainty and complexity in estimating ECL. As a result, the ECL estimation required heightened management judgement, specifically in connection with the scenario selection, which involves assumptions about the scenario severity, underlying macroeconomic variables, and the number of scenarios needed to adequately capture the range of potential outcomes, along with their associated weights.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate. This included assessing management's selection of forward-looking economic scenarios used to measure ECL and the probability weightings assigned to those scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and their associated probability weightings. With the support of specialists, we assessed key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rates, interest rates and house price indices. We also evaluated the modelled correlation and translation of these macroeconomic factors to the ECL estimate. We also assessed management's disclosures regarding expected credit loss measurement (within Notes 13a to 13e to the financial statements).

UBS AG standalone financial statements (audited)

EY
Shape the future
with confidence

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the applicable financial reporting framework for banks, the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

UBS AG standalone financial statements (audited)

Shape the future
with confidence

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the Board of Directors complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Kristina Prenrecaj
Licensed audit expert
(Auditor in charge)

Robert Wadley
Certified Public Accountant (U.S.)

UBS AG standalone financial statements (audited)

UBS AG standalone financial statements (audited)

UBS AG standalone financial statements (audited)
Income statement
USD m CHF m
For the year ended For the year ended
Note 31.12.25 31.12.24 31.12.25 31.12.24
Interest and discount income 23,937 30,753 18,980 27,217
Interest and dividend income from trading portfolio 3,708 4,063 2,940 3,607
Interest and dividend income from financial investments 1,698 1,544 1,347 1,364
Interest expense (31,074) (39,684) (24,639) (35,129)
Gross interest income (1,731) (3,324) (1,373) (2,940)
Credit loss (expense) / release 13 535 (206) 424 (179)
Net interest income (1,196) (3,531) (948) (3,120)
Fee and commission income from securities and investment business and other fee and commission income 5,686 4,256 4,509 3,760
Credit-related fees and commissions 299 330 237 292
Fee and commission expense (1,201) (1,041) (953) (920)
Net fee and commission income 4,784 3,545 3,793 3,132
Net trading income
3
9,442 9,451 7,487 8,334
Net income from disposal of financial investments 99 68 78 52
Dividend income from investments in subsidiaries and other participations 4 10,812 6,275 8,573 5,730
Income from real estate holdings 550 463 436 409
Sundry ordinary income 5 2,985 2,814 2,367 2,470
Sundry ordinary expenses 5 (1,927) (800) (1,528) (700)
Other income from ordinary activities 12,518 8,821 9,926 7,960
Total operating income 25,548 18,286 20,258 16,307
Personnel expenses 6 5,657 5,511 4,486 4,868
General and administrative expenses 7 7,335 8,097 5,816 7,144
Subtotal operating expenses 12,992 13,608 10,302 12,012
Impairment of investments in subsidiaries and other participations 4 2,808 543 2,226 500
Depreciation, amortization and impairment of property, equipment, software and intangible assets 925 1,028 734 907
Changes in provisions for litigation, regulatory and similar matters, and other provisions 8
323 1,078 256 942
Total operating expenses 17,048 16,258 13,517 14,361
Operating profit 8,501 2,028 6,740 1,946
Extraordinary income 9 904 4,211 716 3,693
Extraordinary expenses 9 17 600 14 505
Tax expense / (benefit) 10 238 501 189 451
Net profit / (loss)
9,149 5,138 7,254 4,684

UBS AG standalone financial statements (audited)

Balance sheet
USD m CHF m
Note 31.12.25 31.12.24 31.12.25 31.12.24
Assets
Cash and balances at central banks 13 68,630 69,614 54,418 63,217
Due from banks 13, 24 102,570 96,243 81,330 87,399
Receivables from securities financing transactions
11, 13, 24 90,565 117,338 71,811 106,555
Due from customers 12, 13, 24 160,471 148,955 127,241 135,266
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity
1
12, 13, 24 45,085 43,652 35,749 39,640
Mortgage loans 12, 13 8,695 8,438 6,894 7,662
Trading portfolio assets 14 162,706 148,686 129,013 135,022
Derivative financial instruments 15 14,034 21,941 11,128 19,925
Financial investments 16 52,625 39,850 41,727 36,188
Accrued income and prepaid expenses 13 3,918 4,194 3,107 3,808
Investments in subsidiaries and other participations 4 66,093 73,103 52,406 66,385
Property, equipment and software 5,471 5,364 4,338 4,871
Other assets 12, 13, 17 11,478 13,918 9,101 12,638
Total assets 792,341 791,297 628,262 718,576
of which: subordinated assets 35,593 34,918 28,222 31,709
of which: subject to mandatory conversion and / or debt waiver
34,389 33,344 27,268 30,279
Liabilities
Due to banks 24 83,924 87,538 66,545 79,493
Payables from securities financing transactions
11,24 28,091 42,638 22,274 38,720
Due to customers 24 237,917 227,493 188,649 206,587
Funding received from UBS Group AG measured at amortized cost 21, 24 114,423 113,898 90,728 103,431
Trading portfolio liabilities 14 47,268 29,316 37,480 26,622
Derivative financial instruments 15 16,476 14,005 13,064 12,718
Financial liabilities designated at fair value 14, 20 110,126 102,901 87,321 93,444 of which: funding received from UBS Group AG 20, 21, 24 6,430 4,998 5,098 4,539
Bonds issued 21 61,634 72,673 48,871 65,994
Accrued expenses and deferred income 7,062 8,230 5,600 7,474
Other liabilities 17 3,213 5,196 2,548 4,718
Provisions 13 1,751 3,101 1,388 2,816
Total liabilities 711,884 706,989 564,467 642,016
Equity
Share capital 22 386 386 306 380
Statutory capital reserve 65,627 65,627 52,037 60,185
of which: capital contribution reserve
2
77,661 77,661 61,579 70,626
of which: other statutory capital reserve
(12,034) (12,034) (9,542) (10,441)
Voluntary earnings reserve 5,295 13,157 4,199 11,311
Net profit / (loss) for the period 9,149 5,138 7,254 4,684
Total equity
80,457 84,308 63,796 76,560
Total liabilities and equity 792,341 791,297 628,262 718,576 of which: subordinated liabilities 123,199 121,588 97,687 110,414 of which: subject to mandatory conversion and / or debt waiver
122,830 120,865 97,394 109,757
1 Represents the
Swiss GAAP
carrying amount
of instruments
qualifying as
total loss-absorbing
capital at
the level
of the
respective subsidiaries.
2 The capital
contribution reserve
balance of
USD 77,661m
(CHF 61,579m) as of 31
December 2025 includes
an amount of USD 53,533m
(CHF 42,447m) that the
Swiss Federal
Tax Administration
has assessed as
available for distribution
to the shareholder
free of Swiss
withholding tax.

UBS AG standalone financial statements (audited)

Balance sheet (continued)
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Off-balance sheet items
Contingent liabilities, gross 45,623 34,989 36,176 31,773
Sub-participations (208) (1,141) (165) (1,036)
Contingent liabilities, net 45,415 33,848 36,010 30,737
of which: guarantees to third parties related to subsidiaries 11,911 8,389 9,445 7,618
Irrevocable loan commitments, gross 43,644 44,469 34,606 40,382
Sub-participations (32) (26) (25) (24)
Irrevocable loan commitments, net 43,613 44,443 34,581 40,359
Forward starting transactions
1
100,493 101,465 79,683 92,140
of which: forward starting reverse repurchase agreements 56,836 64,036 45,067 58,151 of which: repurchase agreements 43,657 37,428 34,616 33,989
Liabilities for calls on shares and other equity instruments 5 5 4 4
1 Cash to be paid in the future by either UBS AG or the counterparty.
Off-balance sheet items
Contingent liabilities include indemnities and
guarantees issued by UBS
AG for the benefit
of subsidiaries and creditors
of subsidiaries.
Where
the
indemnity
amount
issued
by
UBS
AG
is
not
specifically
defined,
the
indemnity
relates
to
the
solvency
or
minimum capitalization of a subsidiary, and therefore no amount is included in the table above.
Joint and several liability – value-added tax
UBS AG is jointly
and severally liable for the
combined value-added tax (
VAT
) liability of UBS entities
that belong to the
VAT
group of UBS in Switzerland. This contingent liability is not included in the table above.
Guarantees – UBS Europe SE
Following the
combined UK
business transfer
and cross-border merger
of UBS Limited
into UBS
Europe SE in
March 2019,
UBS AG issued a guarantee for the benefit of
counterparties of UBS Europe SE’s investment banking business, covering transactions subject to master netting agreements.
A similar guarantee that UBS
AG issued in 2003 for
the benefit of each counterparty
of UBS Limited also continues
to be
effective. This guarantee covers
transactions in accordance with
and contemplated under any agreement
entered into by
UBS Limited prior
to the
merger into UBS
Europe SE, to
the extent that
such an agreement
has not been
amended by
UBS Europe SE thereafter.
Under both guarantees,
UBS AG promises
to pay to
the beneficiary counterparties
any unpaid
liabilities covered under
the terms of the guarantees on demand. These guarantees are included as contingent liabilities in the off-balance sheet items table above.
Indemnities – UBS Europe SE
In connection
with the
establishing of
UBS Europe
SE in
2016, UBS
AG entered
into agreements
with UBS
Europe SE
under which UBS AG would
provide UBS Europe
SE with limited indemnification of payment
obligations that may arise
from certain litigation, regulatory and similar matters.
As of
31 December 2025,
the amount
of such
potential payment
obligations could
not be
reliably estimated
and the
likelihood of
an outflow
is not
considered to be
probable or
the probability of
an outflow
was assessed to
be remote;
therefore, the table above does not include any amount related to this limited indemnification.
In addition, in accordance with the bylaws of the Deposit Protection Fund of the Association of German Banks, UBS AG
issued an indemnity in favor of
this fund on behalf of UBS
Europe SE. The probability of an
outflow was assessed to be
remote, and as a result, the table above does not include any exposure arising under this indemnity.

UBS AG standalone financial statements (audited)

Statement of changes in equity
USD m Share capital
Statutory
capital
reserve
of which:
capital
contribution
reserve
of which:
other
statutory
capital
reserve
Voluntary
earnings
reserve and
profit / (loss)
carried
forward
Net profit /
(loss)
for the period Total equity
Balance as of 1 January 2025 386 65,627 77,661 (12,034) 13,157 5,138 84,308
Net profit / (loss) appropriation 5,138 (5,138) 0
Dividend distribution (13,000)
1
(13,000)
Net profit / (loss) for the period 9,149 9,149
Balance as of 31 December 2025 386 65,627 77,661 (12,034) 5,295 9,149 80,457
1 Includes ordinary dividend distribution of USD 6,500m and supplementary dividend distribution of USD 6,500m out of special dividend reserve within the voluntary earnings reserve.
Statement of changes in equity
CHF m Share capital
Statutory
capital
reserve
of which:
capital
contribution
reserve
of which:
other
statutory
capital
reserve
Voluntary
earnings
reserve and
profit / (loss)
carried
forward
Net profit /
(loss)
for the period Total equity
Balance as of 1 January 2025 380 60,185 70,626 (10,441) 11,311 4,684 76,560
Effect of translating opening balance at closing rate
1
(74) (8,149) (9,047) 899 (878) (610) (9,710)
Net profit / (loss) appropriation 4,074 (4,074) 0
Dividend distribution (10,308)
2
(10,308)
Net profit / (loss) for the period 7,254 7,254
Balance as of 31 December 2025 306 52,037 61,579 (9,542) 4,199 7,254 63,796
1 Refer to “Presentation currencies” in Note 2a for more information.
2 Includes ordinary dividend distribution of CHF 5,154m and supplementary dividend distribution of CHF 5,154m out of special dividend reserve
within the voluntary earnings reserve.

UBS AG standalone financial statements (audited)

Note 1
Name, legal form and registered office
UBS AG
is incorporated
and domiciled
in Switzerland.
Its registered
offices are
at Bahnhofstrasse 45,
CH-8001 Zurich
and
Aeschenvorstadt
1,
CH-4051
Basel,
Switzerland.
UBS
AG
operates
under
Art.
620
et
seq.
of
the
Swiss
Code
of
Obligations and Swiss banking law as an Aktiengesellschaft , a corporation limited by shares.
UBS AG is
a regulated bank
in Switzerland and
is 100% owned
by UBS Group
AG, the ultimate
parent of the
UBS Group.
UBS AG holds
investments in and
provides funding to
subsidiaries, including the
other banking subsidiaries
of the UBS
Group. In addition, UBS AG operates globally, including business activities from all five UBS business divisions (which are supported
by
Group
functions
which
mainly
include
Group
Services
and
Group
Treasury).
In
the
ordinary
course
of
business, the main contributors to the
net profit / (loss) of
UBS AG are Group Treasury
(including dividend income from
investments
in
subsidiaries
and
other
participations),
Global
Wealth
Management,
the
Investment
Bank
and
Group
Services. The balance
sheet is mainly
composed of financial
assets and liabilities
from the Investment
Bank, Global Wealth
Management and Group Treasury,
as well as investments
in subsidiaries and other
participations in Group Treasury
and
fixed assets of Group Services.
UBS AG
employed 15,045
personnel on
a full-time
equivalent basis
as of
31 December
2025, compared
with 18,161
personnel as of 31 December 2024.
Note 2
Accounting policies
a) Significant accounting policies
UBS AG
standalone financial
statements are prepared
in accordance
with Swiss
GAAP (the
FINMA Accounting
Ordinance,
FINMA Circular 2020/1 “Accounting – banks” and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial
statements”. The
accounting policies
are principally
the same
as those
outlined in
Note 1
to the
consolidated financial statements
of UBS AG
included in the
UBS AG Annual Report
2025. Major differences
between
the
Swiss
GAAP
requirements
and
IFRS
Accounting
Standards
are
described in
Note
32
to
the consolidated
financial
statements of UBS AG. The
significant accounting policies applied
for the standalone financial
statements of UBS AG
are
discussed below.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2025, available under “Annual reporting”
at ubs.com/investors , for more information
Compensation policy
The compensation structure
and processes
of UBS AG
conform to the
compensation principles and
framework of UBS
Group AG.
›
Refer to the UBS Group AG Compensation Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more
information
Deferred compensation
Expenses for
deferred compensation
awards granted
by UBS
Group AG
to employees
of UBS
AG in
the form
of UBS
shares, notional additional tier 1 (AT1) capital instruments and notional investment funds are charged by UBS Group AG
to UBS AG.
›
Refer to “Note 26 Employee benefits: variable compensation”
in the “Consolidated financial statements” section of the UBS AG
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information
Foreign currency translation
Non-US-dollar-denominated
transactions
are
translated into
US
dollars
at
the
spot
exchange
rate
on
the
date
of
the
transaction. At the balance sheet date, all
non-US-dollar-denominated monetary assets and liabilities, as well as non-US-
dollar-denominated equity instruments recorded in Trading portfolio assets
and
Financial investments , are translated into
US
dollars
using
the
closing exchange
rate.
Non-monetary
items
measured
at
historic
cost
are
translated
at
the
spot
exchange rate on the date of the transaction. Assets and liabilities of branches with functional currencies other than the
US dollar
are translated
into US
dollars at
the closing
exchange rate.
Income and
expense items
of such
branches are
translated
at
weighted-average
exchange
rates
for
the
period.
All
currency
translation
effects
are
recognized
in
the
income statement.
›
Refer to Note 2c for information about the retroactive translation of Credit
Suisse AG’s financial information in 2024 following
the merger of UBS AG and Credit Suisse AG
The
main
currency
translation
rates
used
by
UBS
AG
are
provided
in
Note
31
to
the
UBS
AG
consolidated
financial
statements in the UBS AG Annual Report 2025.
›
Refer to “Note 31 Currency translation rates” in the “Consolidated financial statements” section of the UBS
AG Annual Report
2025, available under “Annual reporting” at ubs.com/investors , for more information

UBS AG standalone financial statements (audited)

Note 2
Accounting policies (continued)
Presentation currencies
The primary presentation
currency of the
financial statements of
UBS AG is
the US dollar.
Amounts in Swiss
francs are
additionally presented for each component of the financial statements.
As of 1
January 2025, UBS
AG has prospectively
adopted the closing
rate method for
presenting US dollar
amounts in
Swiss francs. Under
this method, all assets,
liabilities and equity positions,
as well as
income and expense items
and other
movements, are
translated at
the closing
rate. For
movement tables,
such as
the statement
of changes
in equity,
the
opening balance is remeasured at the closing rate, with
the resulting currency translation effect presented in a separate row or column as Effect of translating opening balance at closing rate
.
In the comparative period,
UBS AG applied the
modified closing rate method
for converting the US
dollar presentation
currency amounts into
Swiss francs: assets
and liabilities were
converted at the
closing rate, equity
positions at historic
rates
and
income
and
expense
items
at
the
weighted-average
rate
for
the
period.
The
resulting
currency
translation
effects were recognized separately in Voluntary earnings reserve
.
UBS AG
has updated
the accounting
policy as
it provides
a more
current and
more relevant
presentation of
the Swiss
franc
equivalents
of
the
underlying
US
dollar
amounts.
The
change
in
the
accounting
policy
had
no
impact
on
the
amounts presented in the primary presentation currency, the US dollar.
›
Refer to Note 2c for information about the retroactive translation of Credit
Suisse AG’s financial information in 2024 following
the merger of UBS AG and Credit Suisse AG
Structured debt instruments
Structured
debt
instruments
consist
of
debt
instruments
issued
and
transacted
over
the
counter
and
include
a
host
contract and one
or more embedded
derivatives that do
not relate
to UBS AG’s
own equity.
By applying the
fair value
option, the vast
majority of structured debt
instruments are measured at
fair value as
a whole and
recognized in
Financial
liabilities designated
at fair
value
. The
fair value
option for
structured debt
instruments can
be applied
only if
the following
criteria are cumulatively met:
–
the structured debt instrument is measured on a
fair value basis and is subject to
risk management that is equivalent
to risk management for trading activities;
–
the
application
of
the
fair
value
option
eliminates
or
significantly
reduces
an
accounting
mismatch
that
would
otherwise arise; and
– changes in fair value attributable to changes in unrealized own credit are not recognized.
Fair value changes related to Financial liabilities designated at fair value , excluding changes in unrealized own credit, are recognized in Net trading income . Interest expense on
Financial liabilities designated at
fair value
is recognized in
Interest
expense .
Where the
designation criteria
for the
fair value
option are
not met,
the embedded
derivatives are
assessed for
bifurcation
for
measurement
purposes.
Bifurcated
embedded
derivatives
are
measured
at
fair
value
through
profit
or
loss
and
presented in the same balance sheet line as the host contract.
›
Refer to Note 20 for more information
Group-internal funding
UBS AG obtains
funding from UBS Group
AG in the
form of loans
that are subject to
mandatory conversion and
/ or debt
waiver, as explained below, and generally either qualify
as loss-absorbing tier
1 capital or as
gone concern loss-absorbing
capacity,
i.e. total funding
eligible as total
loss-absorbing capacity (TLAC),
at the
UBS AG consolidated
and standalone
levels. A portion of
Group-internal funding obtained is
further on lent by
UBS AG to certain
subsidiaries in the form
of
loans.
›
Refer to Note 21 for information about funding eligible as total loss-absorbing capacity at the UBS AG level
UBS AG’s
obligations arising
from Group-internal
funding it
has received
are presented
as
Funding received
from UBS
Group AG measured at amortized
cost
and
Funding received from UBS Group AG
within
Financial liabilities designated
at fair value.
UBS AG’s claims arising from the Group-internal
funding it has provided are presented as
Funding provided
to significant regulated subsidiaries eligible as total loss-absorbing capacity and are measured at amortized cost less any
allowance for expected credit losses.

UBS AG standalone financial statements (audited)

Note 2
Accounting policies (continued)
Subordinated assets and liabilities
Subordinated assets
are composed of
claims that, based
on an irrevocable
written declaration, in
the event of
liquidation,
bankruptcy or
composition concerning
the debtor
rank after
the claims
of all
other creditors
and may
not be
offset against
amounts
payable
to
the
debtor
nor
be
secured
by
its
assets.
Subordinated
liabilities
are
composed
of
corresponding
obligations.
Subordinated
assets
and
liabilities
that
contain
a
point-of-non-viability
clause
in
accordance
with
Swiss
capital
requirements pursuant to
Art. 29 and
30 of the
Capital Adequacy Ordinance
are disclosed as
being
Subject to mandatory
conversion and / or debt waiver
and provide for the claim or the obligation to be
written off or converted into equity in
the event that the issuing bank reaches a point of non-viability.
Investments in subsidiaries and other participations
Investments in subsidiaries and other participations
are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its
business on a
global basis. The
investments are measured individually
and carried at
cost less impairment.
The carrying
amount is
tested for
impairment when
indicators of
a potential
decrease in
value exist,
which include
significant operating
losses incurred
or a
severe depreciation
of the
currency in
which the
investment is
denominated. If
an investment
in a
subsidiary is impaired, its value is generally written down to the net asset value or a value above the net asset
value if, in
the opinion of
management, forecasts of
future profitability provide
sufficient evidence that
a carrying amount
above net
assets
is
supported.
Subsequent
recoveries
in
value
are
recognized
up
to
the
original
cost
value
based
on
either
an
increased net asset value or
a value above the
net asset value if
aforementioned conditions are met. Management
may
exercise its
discretion as
to what
extent, and
in which
period, a
recovery in
value is
recognized. Impairments
of investments
are
presented as
Impairment
of
investments in
subsidiaries
and
other
participations
and
reversals
of
impairments
are
presented as Extraordinary income
in the income statement. Impairments and partial or full reversals of impairments for a subsidiary during the same annual period are determined on a net basis.
›
Refer to Note 4 for more information
Hedge accounting for Investments in subsidiaries and other participations
UBS
AG
applies
hedge
accounting
for
certain
investments
in
subsidiaries
and
other
participations
denominated
in
currencies
other
than
the
US
dollar,
which
are
designated
as
hedged
items.
For
this
purpose,
foreign
exchange
(FX)
derivatives, mainly FX forwards and FX swaps, are used and designated as hedging instruments.
The hedged risk is
determined as the change
in the carrying amount
of the hedged item
arising solely from changes
in
spot FX
rates. Consequently,
UBS AG
only designates
the spot
element of
the FX
derivatives as
hedging instruments.
Changes in the fair value
of the hedging instruments attributable
to changes in forward points
are not part of a
hedge
accounting designation. These amounts, therefore, do not
form part of the effectiveness assessment and
are recognized
in Net trading income .
The effective portion of gains
and losses of these FX
derivatives is deferred on the
balance sheet as
Other assets
or
Other
liabilities
to the extent no change is recognized in the carrying amount of the hedged item arising from changes in spot
FX rates. Otherwise, the effective portion of
gains and losses of these FX derivatives
is matched with the corresponding
valuation
adjustments
of
the
hedged
item
recorded
in
the
income
statement
and
recorded
either
as
a
reduction
of
Impairment of investments in subsidiaries and other participations or as
Extraordinary income .
Revenue and expense transfers with other Group entities
UBS
AG
pays
to
and
receives
amounts
from
other
Group
entities
in
connection
with
revenue-sharing
arrangements.
Revenues transferred to and received from Group entities are settled in cash as entity revenue transfers paid or received.
When
the
nature
of
the
underlying
transaction
between
UBS
AG
and
the
Group
entity
contains
a
single,
clearly
identifiable service component,
related income and expenses are
presented in the respective income
statement line item,
e.g.
Fee and commission
income from securities
and investment business
and other fee
and commission income
, Fee and
commission
expense
or
Net
trading
income
.
To
the
extent
the
nature
of
the
underlying
transaction
contains
various
service components
and is
not clearly
attributable to
a particular
income statement
line item,
related income
and expenses
are presented in Sundry ordinary income
and
Sundry ordinary expenses .
UBS AG
receives services
from UBS
Business Solutions
AG, mainly
relating to
the Group
Operations and
Technology Office,
as well as certain other services from other Group entities.
UBS AG provides services to Group entities, mainly relating to real estate and selected other Group Services functions.
Services received from and provided
to Group entities are
settled in cash as
entity cost transfers paid
or received. Entity
cost
transfers
paid
are
presented
within
General
and
administrative
expenses
and
entity
cost
transfers
received
are
presented within Sundry ordinary income
or
Income from real estate holdings .
›
Refer to Notes 5 and 7 for more information

UBS AG standalone financial statements (audited)

Note 2
Accounting policies (continued)
Post-employment benefit plans
Swiss GAAP
permit the
use of
IFRS Accounting
Standards or
Swiss accounting
standards for
post-employment benefit
plans, with the election made on a plan-by-plan basis.
UBS AG
has elected
to apply
Swiss accounting
standards for
the Swiss
pension plans
in its
standalone financial
statements.
The requirements of the
Swiss accounting standards are
better aligned with the
specific nature of
Swiss pension plans,
which are
hybrid in
that they
combine elements
of defined
contribution and
defined benefit
plans but
are treated
as
defined
benefit
plans
under
IFRS
Accounting
Standards.
Swiss
accounting
standards
require
that
the
employer
contributions
to
the
pension
fund
are
recognized
as
Personnel
expenses
in
the
income
statement.
The
employer
contributions to
the Swiss
pension fund
are determined
as a
percentage of
contributory compensation.
Furthermore,
Swiss accounting standards require
an assessment as to
whether, based on the financial
statements of the pension funds
prepared in accordance with Swiss accounting standards (Swiss GAAP FER 26), an economic benefit to, or obligation of,
UBS AG arises from
the pension funds that is
recognized in the balance sheet
when conditions are met. Conditions
for
recording a
pension asset
or liability
would be
met if,
for example,
an employer
contribution reserve
was available
or
UBS AG was required
to contribute to
the reduction of
a pension deficit
(on the pension
plan’s Swiss GAAP
FER 26 basis).
Key differences between
Swiss accounting standards
and IFRS Accounting
Standards include the
treatment of dynamic
elements, such
as future
salary increases
and future
interest credits
on retirement
savings, which
are not
considered under
the static
method used
in accordance
with Swiss
accounting standards.
Also, the
discount rate
used to
determine the
defined benefit obligation in accordance with IFRS Accounting Standards is based on the yield of high-quality corporate bonds of the market in the respective pension plan
country. The discount rate used in accordance
with Swiss accounting
standards, i.e. the technical interest rate, is determined by the Pension Foundation Boards.
›
Refer to Note 23 for more information
UBS
AG
has
elected
to
apply
IFRS
Accounting
Standards
(IAS 19)
for
its
non-Swiss
defined
benefit
plans.
However,
remeasurements of
the defined
benefit obligation
and the
plan assets
are recognized
in the
income statement
rather
than directly in equity.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2025, available under “Annual reporting”
at ubs.com/investors , for more information
Deferred taxes
Deferred tax assets are not recognized
in UBS AG’s standalone financial
statements. However, deferred tax liabilities
may
be
recognized
for
taxable
temporary
differences.
Changes
in
the
deferred
tax
liability
balance
are
recognized
in
the
income statement.
Allowances and provisions for expected credit losses
UBS AG is required to
apply expected credit loss (ECL)
approaches for credit-impaired and non-credit-impaired
financial
instruments in its standalone financial statements.
For
the substantial
majority of
non-credit-impaired exposures
within the
scope of
the Swiss
GAAP ECL
requirements,
UBS AG
has
chosen
to
apply
the
IFRS
Accounting
Standards
ECL
approach,
which
is
also
applied
in
its
consolidated
financial
statements.
These
exposures
include
all
financial
assets
that
are
measured
at
amortized
cost
under
both
frameworks, Swiss GAAP
and IFRS Accounting
Standards, fee and
lease receivables, claims
arising from Group-internal
funding
presented
as
Funding
provided
to
significant
regulated
subsidiaries
eligible
as
total
loss-absorbing
capacity
,
guarantees, irrevocable loan commitments, revolving revocable credit lines, and forward starting reverse repurchase and securities
borrowing
agreements.
Further
information
about
the
ECL
approach
under
IFRS
Accounting
Standards
is
provided in Note 1 to the consolidated financial statements of UBS AG.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2025, available under “Annual reporting”
at ubs.com/investors , for more information
For the
small residual
population of
exposures within
the scope
of the
Swiss GAAP
ECL requirements,
which are
not
subject to ECL under IFRS Accounting Standards due to classification differences, alternative approaches are applied.
–
For exposures for which
Pillar 1 internal ratings-based
models are applied for
measurement of credit
risk risk-weighted
assets (RWA), ECL for such exposures is calculated as the regulatory expected loss (EL), with an add-on to scale up to
the residual maturity
of exposures maturing
beyond the next
12 months. This
approach is mainly
applied for brokerage
receivables presented within Due from customers , which
generally mature within 12
months. For detailed information
about regulatory EL, refer to the “Risk management and control” section of the UBS AG Annual Report 2025.
–
For
exposures
for
which
the
standardized
approach
is
applied
for
the
measurement
of
credit
risk
RWA,
ECL
is
determined using a
portfolio approach that
derives a conservative
probability of default
(PD) and a
conservative loss
given
default
(LGD)
for
the
entire
portfolio.
This
approach
is
mainly
applied
for
a
small
number
of
loans
to
large
corporate clients presented within
Due from customers
.

UBS AG standalone financial statements (audited)

Note 2
Accounting policies (continued)
UBS
applies a
single
definition of
default for
credit
risk management
purposes, regulatory
reporting and
ECL, with
a
counterparty classified as defaulted based on quantitative and qualitative criteria.
›
Refer to the “Risk management and control” section of the UBS AG Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for more information
An allowance
for credit
losses is
reported as
a decrease
in the
carrying amount of
a financial
asset. For
an off-balance
sheet
item, such
as a
commitment, a
provision for
credit losses
is reported
in
Provisions
. Changes
to allowances
and
provisions for credit losses are recognized in Credit loss (expense) / release .
›
Refer to Note 13 for more information
Dispensations in the standalone financial statements
As UBS AG prepares consolidated
financial statements in accordance
with IFRS Accounting Standards, UBS
AG is exempt
from various disclosures
in the standalone
financial statements. The dispensations
include the management
report, the
statement of cash flows and various note disclosures, as well as the publication of full interim financial statements.
b) Changes in accounting policies
As of 1 January 2025, UBS AG has prospectively adopted the closing rate method for translating the US dollar amounts included in the financial statements into the additional presentation currency,
i.e. the Swiss franc.
›
Refer to Note 2a Presentation currencies for more information
c) Changes in organization and other events affecting profitability
In
2025,
UBS
continued
the
integration
of
Credit
Suisse,
with
a
focus
on
client
account
migrations,
infrastructure
decommissioning and legal entity integration.
›
Refer to the “Our business model and environment” section of the UBS AG Annual Report 2025, available under “Annual
reporting” at ubs.com/investors , for more information
Transfer of Global Wealth Management International and Global Financial Intermediaries businesses
In 2025, UBS decided to consolidate the
Wealth Management International business, the
Global Financial Intermediaries
business, and other related businesses
booked in Switzerland in UBS
AG to further optimize Group
legal and operational
structures and to address regulatory considerations.
In the
second quarter
of 2025,
UBS Switzerland
AG transferred
the beneficial
ownership of
the Wealth
Management
International business and the Global Financial
Intermediaries business booked in UBS Switzerland AG
to UBS AG, with
effect
from
1
January
2025.
The
transfer
was
made
in
the
form
of
a
dividend
in
kind
amounting
to
USD
126m
(CHF 100m), reflecting the net
asset value of the
in-scope businesses. In the
fourth quarter of 2025,
UBS Switzerland AG
transferred the beneficial ownership
of the related businesses
to UBS AG, with
effect from 1 May
2025. The transfer was
made in
the form
of a
dividend in
kind amounting
to USD 1,261
(CHF 1,000), reflecting
the net
asset value
of the
in-
scope businesses.
UBS
Switzerland
AG
will
continue to
manage
the
businesses
under
a
contractual
relationship
with
UBS
AG
until
the
completion of legal
transfer, which is
expected to take
place in 2028,
and will continue
to recognize the
underlying assets
and liabilities of the
relevant businesses until then.
UBS AG’s share of
the net profits of
USD 695m (CHF 551m) for the
full year of 2025
is reflected in
Fee and commission income
from securities and investment
business and other fee
and
commission income .
Merger of UBS AG and Credit Suisse AG, completed in 2024
In December 2023, the Board of Directors of UBS Group
AG approved the merger of UBS AG and Credit Suisse
AG, and
both
entities entered
into
a
definitive merger
agreement, as
amended on
30
April 2024.
On 31
May 2024,
UBS
AG
formally completed the merger
by absorption of Credit
Suisse AG. In the standalone
financial statements of UBS
AG, the
acquisition has been accounted for
retroactively as of 1 January
2024, applying the previous book
values of Credit Suisse
AG.
The
merger
balance
sheet
with
assets
of
USD
306,447m
(CHF
257,935m)
and
liabilities
of
USD 275,105m
(CHF 231,554m)
was
recognized,
together
with
a
corresponding
increase
of
Statutory
capital
reserves
in
equity
of
USD 31,343m (CHF 26,381m),
of which
USD 55,471m
(CHF 46,690m) was
attributed to
Capital contribution
reserve
and
negative USD 24,129m (negative CHF 20,309m) to
Other statutory capital reserve
.
UBS AG’s
accounting policies
and methodologies
were applied
retroactively from
1 January
2024. This
resulted in
an
adjustment, which was recorded in
Extraordinary expenses
of USD 598m (CHF 504m).
›
Refer to Note 9 for more information

UBS AG standalone financial statements (audited)

Note 2
Accounting policies (continued)
Furthermore, the retroactive translation of Credit Suisse AG’s financial information, previously expressed in Swiss francs,
(i.e. the merger balance sheet, the accounting
policy application and the activity from 1 January
2024 to 31 May 2024)
to
UBS
AG’s
presentation
currency,
the
US
dollar,
resulted
in
a
foreign
currency
translation
effect
of
USD 2,049m
(CHF 1,851m), which was recorded as a reduction of Other statutory capital reserves within
Statutory capital reserves
.
Profit and loss information for 2024 includes the full-year profit and loss of the merged Credit Suisse AG.
d) Events after the reporting period
Transfer of Global Wealth Management International and Global Financial Intermediaries businesses
In connection with the migration of
legacy Credit Suisse clients to UBS’s
client platform, UBS has decided to
transfer to
UBS Switzerland AG,
the Wealth Management
International business, the
Global Financial Intermediaries
business and
other
related
businesses
booked
in
UBS
AG
in
Switzerland
that
are
associated
with
legacy
Credit
Suisse
clients.
The
beneficial ownership of
these businesses is
retained by
UBS AG.
The execution
of the
transfer is
effected through two
statutory bulk transfers pursuant to the Swiss Merger Act,
both with effect as of 1 January 2026. The combined
transfer
balance sheets consist
of assets of
USD 16.5bn (CHF 13.1bn) (mainly
loans) and liabilities
of USD 15.9bn (CHF 12.6bn)
(mainly customer deposits).
e) Risk management
UBS
AG
is
fully
integrated
into
the
Group-wide
risk
management
process
described
in
the
audited
part
of
the
“Risk
management and control” section of the UBS AG Annual Report 2025.
Further information about
the use
of derivative
instruments and
hedge accounting
is provided
on the
following pages
and in Notes 1, 10 and 24 to the consolidated financial statements of UBS AG.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2025, available under “Annual reporting”
at ubs.com/investors , for more information
Note 3a
Net trading income by business
Net trading income by business
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Investment Bank
1
8,295 7,450 6,577 6,586
Other business divisions and Group Items
2
1,147 2,001 910 1,748
Total net trading income 9,442 9,451 7,487 8,334
1 Almost entirely Global Markets.
2 Group Items reflects the residual amount of Group functions which is not allocated to the business divisions.
Note 3b
Net trading income by underlying risk category
Net trading income by underlying risk category
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Equity instruments (including funds) 6,406 6,198 5,080 5,485
Foreign exchange instruments 1,650 1,588 1,309 1,397
Interest rate and credit instruments (including funds) 1,261 1,780 1,000 1,551
Other 124 (114) 98 (99)
Total net trading income 9,442 9,451 7,487 8,334
of which: net gains / (losses) from financial liabilities designated at fair value
1
(4,584) (981) (3,635) (829)
1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions
into the respective functional currency,
both of which are reported within Net trading income.

UBS AG standalone financial statements (audited)

Note 4
Investments in subsidiaries and other participations
The table
below provides
the carrying
amount, the
equity interest
and the
registered office
information regarding
the
investments in subsidiaries and other participations.
Investments in subsidiaries and other participations
Registered office
Equity interest
accumulated in % Carrying amount in USD m Carrying amount in CHF m
31.12.25 31.12.24 31.12.25 31.12.24
UBS Americas Holding LLC Wilmington, Delaware, USA 100 28,835 31,834 22,864 28,908
UBS Switzerland AG Zurich, Switzerland 100 20,997 20,996 16,649 19,066
UBS Europe SE Frankfurt, Germany 100 4,686 4,175 3,716 3,791
UBS Asset Management AG Zurich, Switzerland 100 2,648 2,260 2,099 2,053
Credit Suisse International
London, United Kingdom 98 2,633 5,040 2,088 4,577
Other 6,295 8,799 4,991 7,990
Total investments in subsidiaries and other participations 66,093 73,103 52,406 66,385
Impairments and reversal of impairments
In
2025,
UBS
AG
recognized
Impairments
of
investments
in
subsidiaries
and
other
participations
of
USD 2,808m
(CHF 2,226m), mainly
due to
impairments of
the investments
in Credit
Suisse International
(USD 1,073m (CHF 851m))
and Credit Suisse
Investments (UK),
the indirect holding
company of Credit
Suisse Securities (Europe)
Limited, (USD 581m
(CHF 461m)), which
partly offset
the dividends
received from
those subsidiaries.
In 2024,
UBS AG
recognized
Impairments
of investments in subsidiaries and other participations
of USD 543m (CHF 500m).
In 2025,
UBS AG
recognized
Reversal of impairments
of investments
in subsidiaries
and other participations
of USD 889m
(CHF 705m). In 2024, UBS
AG recognized
Reversal of impairments of
investments in subsidiaries and
other participations
of USD 3,996m (CHF 3,497m),
mainly due to
a reversal of
an impairment of
the investment in
Credit Suisse International,
as the
recoverable amount
of this
participation increased,
mainly due
to the
progression of
the integration,
including
improved actual financials and forecasted financial performance.
Dividends and capital repayments
Dividend income from investments
in subsidiaries and other
participations
of USD 10,812m (CHF 8,573m) in
2025 and
USD 6,275m
(CHF 5,730m)
in
2024
was
mainly
attributable
to
UBS Switzerland AG,
Credit
Suisse
International,
UBS
Europe SE and Credit Suisse Securities (Europe) Limited.
In December 2025, UBS
Americas Holding LLC repaid
capital of USD 3.0bn (CHF 2.4bn)
and Credit Suisse International
repaid capital
of USD 1.3bn
(CHF 1.1bn) to
UBS AG.
In December
2024, UBS
Americas Holding
LLC repaid
capital of
USD 6.0bn (CHF 5.4bn) and Credit Suisse International repaid capital of USD 7.0bn (CHF 6.3bn) to UBS AG.
Note 5
Sundry ordinary income and expenses
Sundry ordinary income and expenses
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Income from services provided to UBS Group AG or its subsidiaries
1
2,513 2,779 1,993 2,436
Net unrealized gains on financial investments 18 14
Other
2
454 36 360 34
Total sundry ordinary income 2,985 2,814 2,367 2,470
Loss on repurchase of debt
3
(960) (762)
Expenses from revenue transfers to UBS Group AG or its subsidiaries (877) (641) (696) (566)
Net unrealized losses on financial investments (116) (98)
Other (89) (42) (71) (36)
Total sundry ordinary expenses (1,927) (800) (1,528) (700)
1 Services provided by UBS
AG primarily related to Group
Services.
2 2025 includes a gain
of USD 407m (CHF 322m)
arising from the derecognition
of an amortized cost liability
below book value.
3 For 2025
reflects a loss from the repurchase of legacy Credit Suisse debt instruments. The debt repurchased included instruments issued directly by UBS AG and instruments on lent from UBS Group AG.

UBS AG standalone financial statements (audited)

Note 6
Personnel expenses
Personnel expenses
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Salaries 2,741 2,929 2,173 2,588
Variable compensation – performance awards 1,791 1,450 1,420 1,280
Variable compensation – other 242 308 192 274
Contractors 60 55 48 49
Social security 387 340 307 300
Post-employment benefit plans 255 277 202 243
of which: value adjustments for economic benefits or obligations from non-Swiss pension funds
1
47 9 37 6
Other personnel expenses 181 152 144 134
Total personnel expenses 5,657 5,511 4,486 4,868
1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.
Note 7
General and administrative expenses
General and administrative expenses
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Real estate 661 630 524 556
Outsourcing costs 162 275 128 243
Technology costs 218 242 173 214
Market data services 211 229 167 202
Travel and entertainment 107 101 85 89
Marketing and communication 66 88 52 78
Fees to audit firms 32 48 26 42
of which: financial and regulatory audits 21 43 16 38
of which: audit-related services 11 4 9 3
of which: tax and other services 0 2 0 1
Other professional fees 323 487 256 431
Other
5,556 5,997 4,405 5,288
of which: shared services costs charged by UBS Group AG or its subsidiaries 5,027 5,572 3,986 4,911
Total general and administrative expenses 7,335 8,097 5,816 7,144

UBS AG standalone financial statements (audited)

Note 8
Changes in provisions for litigation, regulatory and similar matters, and other provisions
Included
in
2025
were
litigation
expenses
of
USD
256m
(CHF
203m)
and
2024
included
litigation
expenses
of
USD 1,005m (CHF 905m), largely in the Non-core and Legacy business division.
›
Refer to “Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements” section of the UBS AG Annual
Report 2025, available under “Annual reporting” at ubs.com/investors , for more information
Note 9
Extraordinary income and expenses
Extraordinary income and expenses
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Reversal of impairments of subsidiaries and other participations
1
889 3,996 705 3,497
Gains from disposals of subsidiaries and other participations 1 198 1 181
Net gains from disposals of properties 5 16 4 14
Other extraordinary income 8 1 7 1
Total extraordinary income 904 4,211 716 3,693
Accounting policy and methodology alignment effect upon merger of UBS AG and Credit Suisse AG
2
598 504
Other extraordinary expense 17 3 14 1
Total extraordinary expenses 17 600 14 505
1 Refer to Note 4 for more information.
2 Refer to Note 2c for more information.
Gains from disposals of
subsidiaries and other participations
in 2024 included a
gain of USD
169m (CHF 155m) on
the
sale of Credit Suisse Services India Ltd, a former subsidiary of Credit Suisse AG, to UBS Business Solutions AG.
2024 accounting policy and methodology alignment effect upon merger of UBS AG and Credit Suisse AG
As a
result of the
merger of
UBS AG
and Credit Suisse
AG, UBS
AG’s accounting
policies and
methodologies were
applied
to the merger balance sheet of Credit Suisse AG as of 1 January 2024.
This resulted in a merger adjustment of USD 598m (CHF 504m), which was recorded in Extraordinary expenses in 2024.
The
adjustment
included
the
alignment
of
methodologies
related
to
credit
allowances
and
provisions
(USD –559m
(CHF –
471m)), which
Credit Suisse
AG generally
accounted for
by reference
to US
GAAP compared
with UBS
AG’s general
application
of
IFRS
Accounting
Standards,
own
credit
adjustment
curves
(USD
–537m
(CHF –452m))
and
smaller
adjustments related to the classification of certain debt instruments at fair value compared to a legacy Credit Suisse AG
amortized cost
treatment, and
full expense
recognition of
certain loan
origination costs
and fees at
inception, which
were
previously deferred
and recognized
over time
by Credit
Suisse AG.
These effects
were partly
reduced by
the effects
of
electing the
fair value
option for
certain structured
TLAC instruments
under UBS
AG’s accounting
policies (USD
513m
(CHF 432m)),
and
smaller adjustments
related
to
the measurement
of
real
estate and
the
recognition
of
net defined
benefit assets.

UBS AG standalone financial statements (audited)

Note 10
Taxes
Taxes
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Income tax expense / (benefit) 232 461 184 416
of which: current 240 492 190 443
of which: deferred (7) (31) (6) (28)
Capital tax 6 40 5 35
Total tax expense / (benefit) 238 501 189 451
A net
income tax expense
of USD
232m (CHF 184m)
was recognized for
UBS AG in
2025, compared
with USD 461m
(CHF 416m) for 2024. The income tax expense for 2025 was reduced by a benefit of USD 62m (CHF 49m) in respect of
the utilization of tax losses carried forward, primarily in Jersey and Singapore.
The income tax
expense for 2024
was reduced by
a benefit of
USD 36m (CHF
32m) in respect
of the utilization
of tax
losses carried forward, primarily in Jersey and Singapore.
The income tax expenses for 2025 and 2024 related to UBS AG’s taxable profits that are not offset by tax losses carried
forward.
For
2025,
the
average
tax
rate,
defined
as
net
income
tax
expense
divided
by
the
sum
of
operating
profit
and
extraordinary
income
minus
extraordinary
expenses
and
capital
tax,
was
2.5%
(2024:
8.2%).
This
reflected
the
aforementioned
benefit
in
respect
of
the
utilization
of
tax
losses
carried
forward
and
also
that
no
tax
expense
was
recognized in respect of dividends that UBS AG received from its subsidiaries.
Note 11
Securities financing transactions
Securities financing transactions
USD bn CHF bn
31.12.25 31.12.24 31.12.25 31.12.24
On-balance sheet
Receivables from securities financing transactions, gross 188.8 200.9 149.7 182.4
Netting of securities financing transactions (98.2) (83.5) (77.9) (75.8)
Receivables from securities financing transactions, net 90.6 117.3 71.8 106.6
Payables from securities financing transactions, gross 126.3 126.2 100.2 114.6
Netting of securities financing transactions (98.2) (83.5) (77.9) (75.8)
Payables from securities financing transactions, net 28.1 42.6 22.3 38.7
Assets pledged as collateral in connection with securities financing transactions 87.4 74.8 69.3 67.9 of which: trading portfolio assets 74.6 61.8 59.1 56.1
of which: assets that may be sold or repledged by counterparties 51.3 44.5 40.7 40.4 of which: financial investments 12.8 13.0 10.2 11.8
of which: assets that may be sold or repledged by counterparties 12.0 12.8 9.6 11.7
Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions 504.1 425.2 399.7 386.1 of which: repledged 339.6 266.1 269.2 241.6
of which: sold in connection with short sale transactions 47.3 29.3 37.5 26.6

UBS AG standalone financial statements (audited)

Note 12a
Collateral for loans and off-balance sheet transactions
Collateral for loans and off-balance sheet transactions
31.12.25 31.12.24
Secured Unsecured Total Secured Unsecured Total
Secured by collateral
Secured by
other credit
enhancements
2
Secured by collateral
Secured by
other credit
enhancements
2
USD m Real estate
Other
collateral
1
Real estate
Other
collateral
1
On-balance sheet
Due from customers, gross
3 20 120,805 1,809 38,846
4
161,480 41 102,479 4,515 43,630
4
150,665
Mortgage loans, gross
8,715 8,715 8,446 8,446
of which: residential mortgages
4,770 4,770 5,242 5,242
of which: other mortgages
5 3,945 3,945 3,204 3,204
Funding provided to significant
regulated subsidiaries eligible as
total loss-absorbing capacity, gross 45,106 45,106 43,675 43,675
Total on-balance sheet, gross
8,735 120,805 1,809 83,952 215,301 8,486 102,479 4,515 87,305 202,786
Allowances
(20) (255) (66) (709) (1,049) (7) (109) (40) (1,584) (1,740)
Total on-balance sheet, net
8,715 120,550 1,744 83,243 214,252 8,479 102,370 4,475 85,721 201,045
Off-balance sheet
Contingent liabilities, gross
2 30,055 211 15,355 45,623 31 20,590 1,276 13,092 34,989
Irrevocable commitments, gross
1,114 26,380 1,924 14,227 43,644 737 23,883 2,728 17,120 44,469
Forward starting reverse repurchase
and securities borrowing
transactions 56,836 56,836 64,036 64,036
Liabilities for calls on shares and
other equities 5 5 5 5
Total off-balance sheet
1,116 113,271 2,135 29,587 146,109 768 108,510 4,004 30,217 143,499
1 Mainly includes cash
and securities.
2 Includes guarantees.
3 Includes prime brokerage
margin lending receivables
and prime brokerage
receivables relating to
securities financing transactions.
4 Primarily
consists of amounts due from subsidiaries and other Group entities.
5 Consists of office and business premises, industrial premises, and other mortgages.
Collateral for loans and off-balance sheet transactions
31.12.25 31.12.24
Secured Unsecured Total Secured Unsecured Total
Secured by collateral
Secured by
other credit
enhancements
2
Secured by collateral
Secured by
other credit
enhancements
2
CHF m Real estate
Other
collateral
1
Real estate
Other
collateral
1
On-balance sheet
Due from customers, gross
3
16 95,789 1,434 30,801
4
128,041 37 93,061 4,100 39,620
4
136,818
Mortgage loans, gross
6,910 6,910 7,669 7,669
of which: residential mortgages
3,783 3,783 4,760 4,760
of which: other mortgages
5
3,128 3,128 2,908 2,908
Funding provided to significant
regulated subsidiaries eligible as
total loss-absorbing capacity, gross 35,765 35,765 39,662 39,662
Total on-balance sheet, gross
6,926 95,789 1,434 66,567 170,716 7,706 93,061 4,100 79,281 184,148
Allowances
(16) (202) (52) (562) (832) (6) (99) (37) (1,438) (1,580)
Total on-balance sheet, net
6,910 95,587 1,382 66,005 169,884 7,699 92,962 4,064 77,843 182,568
Off-balance sheet
Contingent liabilities, gross
2 23,831 167 12,175 36,176 28 18,698 1,159 11,888 31,773
Irrevocable commitments, gross
883 20,917 1,526 11,281 34,606 670 21,688 2,477 15,547 40,382
Forward starting reverse repurchase
and securities borrowing
transactions 45,067 45,067 58,151 58,151
Liabilities for calls on shares and
other equities 4 4 4 4
Total off-balance sheet
885 89,815 1,693 23,460 115,853 698 98,538 3,636 27,440 130,311
1 Mainly includes
cash and securities.
2 Includes guarantees.
3 Includes prime
brokerage margin
lending receivables and
prime brokerage
receivables relating to
securities financing transactions.
4 Primarily
consists of amounts due from subsidiaries and other Group entities.
5 Consists of office and business premises, industrial premises, and other mortgages.

UBS AG standalone financial statements (audited)

Note 12b
Credit-impaired financial instruments
Credit-impaired financial instruments
31.12.25 31.12.24
USD m
Gross credit-
impaired financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Gross credit-
impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Amounts due from customers 1,628 827 757 43 3,329 1,496 894 939
Mortgage loans 329 19 311 0 206 4 201 0
Other assets 2 2 0 0 6 4 0 2
Guarantees and loan commitments 147 30 89 28 167 16 117 35
Total credit-impaired financial instruments
1
2,107 879 1,157 71 3,708 1,520 1,212 976
1 Credit-impaired
financial instruments
are financial
assets and
off-balance sheet
positions subject
to incurred
credit losses,
also referred
to as
stage 3
positions.
The net
carrying amount
of amounts
due from
customers, mortgage loans, and other assets is USD 1,111m.
Credit-impaired financial instruments
31.12.25 31.12.24
CHF m
Gross credit-
impaired financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Gross credit-
impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Amounts due from customers 1,291 656 600 34 3,023 1,358 812 853
Mortgage loans 261 15 246 0 187 4 183 0
Other assets 2 2 0 0 6 3 0 2
Guarantees and loan commitments 116 24 70 22 152 14 106 32
Total credit-impaired financial instruments
1
1,670 697 917 57 3,367 1,380 1,100 887
1 Credit-impaired
financial instruments
are financial
assets and
off-balance sheet
positions subject
to incurred
credit losses,
also referred
to as
stage 3
positions. The
net carrying
amount of
amounts due
from
customers, mortgage loans, and other assets is CHF 881m.
Note 13
Allowances and provisions
Allowances and provisions
of USD 2,817m
(CHF 2,233m) as of
31 December 2025 included
allowances and provisions
for credit losses of
USD 1,221m (CHF 968m).
Allowances and provisions
of as of 31 December
2024 included allowances
and provisions for credit losses of USD 1,896m (CHF 1,722m).
The decrease
in allowances
and provisions
for credit
losses in
2025 of
USD 676m
(CHF 536m)
included net
credit loss
releases of
USD 535m
(CHF 424m)
recognized in
the income
statement, primarily
related to
credit-impaired positions.
Additionally,
there
were
USD
140m
(CHF
111m)
in
other
allowance
and
provision
movements
without
credit
loss
expenses/
releases
impact,
mainly
from
write-offs
and
other
movements
that
did
not
affect
the
credit
loss
expenses/
releases in the income statement.
The 2025 net credit loss releases
of USD 535m (CHF 424m) mainly reflect
a release from a loan to a
subsidiary, following
a
capital
injection
and
a
related
impairment
recognized
in
Impairments
of
investments
in
subsidiaries
and
other
participations .
›
Refer to Note 4 for more information

UBS AG standalone financial statements (audited)

Note 13a
Allowances for credit losses
Allowances for credit losses
USD m
Balance
as of
31.12.24
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement Write-offs
Recoveries
and past
due interest
Reclassifications
/ other
Foreign
currency
translation
Balance
as of
31.12.25
Default risk relating to on-balance sheet exposures
1,762 193 (778) (150) 70 0 (31) 1,066
of which: incurred credit losses 1,504 193 (750) (150) 70 0 (19) 848 of which: expected credit losses 258 0 (28) 0 0 0 (12) 218
Other 6 0 (6) 0 0 0 0 0
Total allowances 1,768 193 (784) (150) 70 0 (31) 1,066
Allowances for credit losses
CHF m
Balance
as of
31.12.24
Effect of
translating
opening
balance at
closing rate
1
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement Write-offs
Recoveries
and past
due interest
Reclassifications
/ other
Foreign
currency
translation
Balance
as of
31.12.25
Default risk relating to on-balance sheet exposures
1,600 (204) 153 (617) (119) 56 0 (24) 846
of which: incurred credit losses 1,366 (174) 153 (595) (119) 56 0 (15) 673 of which: expected credit losses 235 (31) 0 (22) 0 0 0 (9) 173
Other 6 0 0 (6) 0 0 0 0 0
Total allowances 1,606 (204) 153 (623) (119) 56 0 (24) 846
1 Refer to “Presentation currencies” in Note 2a for more information.
Note 13b
Provisions
Provisions
USD m
Balance
as of
31.12.24
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement
Provisions
used in
conformity
with
designated
purpose Recoveries
Reclassifications
/ other
Foreign
currency
translation
Balance
as of
31.12.25
Default risk related to off-balance sheet items and
credit lines 134 50 0 0 0 0 (29) 154
of which: incurred credit losses 16 26 0 0 0 0 (11) 30
of which: expected credit losses 118 24 0 0 0 0 (18) 124
Litigation, regulatory and similar matters
1
2,492 650 (525) (1,868) 1 2 177 929
Restructuring
107 348 (55) (302) 0 122
2
13 233
Real estate
3
191 8 (2) (41) 0 31
2
30 217
Employee benefits 47 8 (13) (8) 0 0 5 40
Deferred taxes 61 0 (11) 0 0 66
4
0 116
Other 70 78 (27) (63) 0 0 3 61
Total provisions 3,101 1,143 (632) (2,282) 1 222 200 1,751
1 Refer to “Note 17 Provisions
and contingent liabilities” in the
“Consolidated financial statements” section of
the UBS AG Annual Report
2025, available under “Annual
reporting” at ubs.com/investors,
for more
information.
2 Includes provisions transferred to UBS
AG.
3 Includes provisions for onerous contracts
of USD 79m as of 31 December
2025 (31 December 2024: USD 87m) and reinstatement
cost provisions for
leasehold improvements of USD 138m
as of 31 December 2025 (31 December
2024: USD 103m).
4 Includes a USD 61m
deferred tax liability resulting
from the transfer of
the Credit Suisse International
pension
scheme to UBS AG. Refer to Note 23 for more information.
Provisions
CHF m
Balance
as of
31.12.24
Effect of
translating
opening
balance at
closing rate
1
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement
Provisions
used in
conformity
with
designated
purpose Recoveries
Reclassifications
/ other
Foreign
currency
translation
Balance
as of
31.12.25
Default risk related to off-balance sheet items
and credit lines 122 (16) 40 0 0 0 0 (23) 122
of which: incurred credit losses 15 (2) 20 0 0 0 0 (8) 24
of which: expected credit losses 107 (13) 19 0 0 0 0 (14) 98
Litigation, regulatory and similar matters
2
2,263 (287) 515 (416) (1,481) 1 2 141 737
Restructuring
97 (12) 276 (43) (240) 0 97
3
10 185
Real estate
4
173 (22) 7 (2) (33) 0 25
3
24 172
Employee benefits 43 (5) 7 (10) (6) 0 0 4 32
Deferred taxes 55 (7) 0 (8) 0 0 52
5
0 92
Other 63 (8) 62 (21) (50) 0 0 3 49
Total provisions 2,816 (358) 906 (501) (1,810) 1 176 158 1,388
1 Refer to “Presentation
currencies” in Note 2a for
more information.
2 Refer to “Note 17
Provisions and contingent liabilities”
in the “Consolidated financial
statements” section of the
UBS AG Annual Report
2025, available under
“Annual reporting”
at ubs.com/investors,
for more information.
3 Includes provisions transferred
to UBS AG.
4 Includes provisions for
onerous contracts of
CHF 63m as of 31
December
2025 (31 December 2024:
CHF 79m) and reinstatement
cost provisions for
leasehold improvements of
CHF 109m as
of 31 December 2025
(31 December 2024: CHF 94m).
5 Includes a
CHF 48m deferred
tax
liability resulting from the transfer of the Credit Suisse International pension scheme to UBS AG.
Refer to Note 23 for more information.

UBS AG standalone financial statements (audited)

Note 13c
Development of allowances and provisions for credit losses
Development of allowances and provisions for credit losses
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2024
(1,896)
(226)
(150)
(1,520)
Net movement from new and derecognized transactions
1
(10)
(9)
6
(6)
of which: Large corporate clients
(12)
(11)
(1)
0
Remeasurements with stage transfers
2
586
21
(40)
604
of which: Large corporate clients
(81)
20
(36)
(65)
of which: Other
669
0
0
669
Remeasurements without stage transfers
3
(47)
(2)
21
(66)
of which: Large corporate clients
(44)
(6)
1
(39)
Model changes
4
6
(1)
7
0
Total ECL allowance movements with profit or loss impact
535
9
(6)
533
Movements without profit or loss impact (write-off, FX and other)
5
140
(3)
34
109
Balance as of 31 December 2025
(1,221)
(221)
(121)
(879)
1 Represents the
increase and decrease
in allowances and
provisions resulting from
financial instruments (including
guarantees and facilities)
that were newly
originated, purchased or
renewed and from
the final
derecognition of loans
or facilities on
their maturity
date or earlier.
2 Represents the
remeasurement between
12-month and
lifetime ECL due
to stage transfers.
3 Represents the
change in allowances
and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.
4 Represents the change in the allowances
and provisions related to changes in
models and methodologies.
5 Represents the decrease in allowances
and provisions resulting from write-offs of
the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.
Development of allowances and provisions for credit losses
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2024
(1,722)
(205)
(136)
(1,380)
Effect of translating opening balance at closing rate
1
219
26
17
175
Net movement from new and derecognized transactions
2
(8)
(7)
5
(5)
of which: Large corporate clients
(9)
(8)
0
0
Remeasurements with stage transfers
3
464
17
(32)
479
of which: Large corporate clients
(64)
16
(29)
(51)
of which: Other
530
0
0
530
Remeasurements without stage transfers
4
(37)
(2)
17
(52)
of which: Large corporate clients
(35)
(5)
1
(31)
Model changes
5
5
(1)
6
0
Total ECL allowance movements with profit or loss impact
424
7
(5)
422
Movements without profit or loss impact (write-off, FX and other)
6
111
(3)
27
86
Balance as of 31 December 2025
(968)
(175)
(96)
(697)
1 Refer to “Presentation currencies” in Note 2a for
more information.
2 Represents the increase and decrease in allowances
and provisions resulting from financial instruments (including guarantees and facilities)
that were newly originated, purchased or renewed
and from the final derecognition of loans or
facilities on their maturity date or earlier.
3 Represents the remeasurement between 12-month and
lifetime ECL due
to stage transfers.
4 Represents the change in allowances and provisions related to changes in model inputs or
assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.
5 Represents the change in the allowances and provisions related to changes in models and methodologies.
6 Represents the decrease in allowances
and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS AG standalone financial statements (audited)

Note 13c
Development of allowances and provisions for credit losses (continued)
Development of allowances and provisions for credit losses
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2023
(294)
(133)
(41)
(120)
Balance recognized upon the merger with Credit Suisse AG as of 1.1.24
(1,551)
(165)
(48)
(1,338)
Net movement from new and derecognized transactions
1
66
88
(31)
10
of which: Large corporate clients
69
90
(31)
10
Remeasurements with stage transfers
2
(210)
4
(1)
(213)
of which: Large corporate clients
(116)
4
(2)
(118)
Remeasurements without stage transfers
3
(10)
10
3
(23)
of which: Large corporate clients
(23)
12
8
(43)
Model changes
4
(52)
(17)
(34)
0
Total ECL allowance movements with profit or loss impact
(206)
84
(64)
(226)
Movements without profit or loss impact (write-off, FX and other)
5
155
(12)
3
164
Balance as of 31 December 2024
(1,896)
(226)
(150)
(1,520)
1 Represents the
increase and decrease
in allowances and
provisions resulting from
financial instruments (including
guarantees and facilities)
that were newly
originated, purchased or
renewed and from
the final
derecognition of loans
or facilities on
their maturity
date or earlier.
2 Represents the
remeasurement between
12-month and
lifetime ECL due
to stage transfers.
3 Represents the
change in allowances
and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.
4 Represents the change in the allowances
and provisions related to changes in
models and methodologies.
5 Represents the decrease in allowances
and provisions resulting from write-offs of
the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.
Development of allowances and provisions for credit losses
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2023
(247)
(112)
(34)
(101)
Balance recognized upon the merger with Credit Suisse AG as of 1.1.24
(1,305)
(139)
(40)
(1,126)
Net movement from new and derecognized transactions
1
58
76
(27)
8
of which: Large corporate clients
60
78
(27)
8
Remeasurements with stage transfers
2
(183)
3
(1)
(185)
of which: Large corporate clients
(101)
3
(2)
(102)
Remeasurements without stage transfers
3
(9)
9
3
(20)
of which: Large corporate clients
(20)
10
7
(38)
Model changes
4
(45)
(15)
(30)
0
Total ECL allowance movements with profit or loss impact
(179)
73
(55)
(196)
Movements without profit or loss impact (write-off, FX and other)
5
9
(27)
(6)
43
Balance as of 31 December 2024
(1,722)
(205)
(136)
(1,380)
1 Represents the
increase and decrease
in allowances and
provisions resulting from
financial instruments (including
guarantees and facilities)
that were newly
originated, purchased or
renewed and from
the final
derecognition of loans
or facilities on
their maturity
date or earlier.
2 Represents the
remeasurement between
12-month and
lifetime ECL due
to stage transfers.
3 Represents the
change in allowances
and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.
4 Represents the change in the allowances
and provisions related to changes in
models and methodologies.
5 Represents the decrease in allowances
and provisions resulting from write-offs of
the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS AG standalone financial statements (audited)

Note 13d
Balance sheet and off-balance sheet positions subject to expected credit losses
The
tables
below
provide
information
about
ECL
exposures,
allowances
and
provisions
for
financial
instruments
and
certain non-financial instruments that are subject to ECL.
Balance sheet and off-balance sheet positions subject to expected credit losses
USD m 31.12.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 68,630 68,630 0 0 0 0 0 0
Due from banks 102,570 102,570 0 0 (14) (14) 0 0
Receivables from securities financing transactions 90,565 90,565 0 0 (1) (1) 0 0
Due from customers 160,471 156,682 2,988 801 (1,009) (116) (65) (827)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity 45,085 45,085 0 0 (20) (20) 0 0
Mortgage loans 8,695 8,315 70 310 (20) (1) 0 (19)
Accrued income and prepaid expenses
2
2,635 2,627 8 1 0 0 0 0
Other assets
3
1,688 1,678 10 0 (2) 0 0 (2)
Total on-balance sheet financial assets within the scope of ECL 480,340 476,152 3,075 1,112 (1,066) (153) (65) (848)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 45,623 45,434 169 20 (7) (2) 0 (4)
Irrevocable commitments, gross 43,644 40,044 3,474 127 (144) (63) (56) (26)
Forward starting transactions (securities financing transactions)
4
10,750 10,750 0 0 0 0 0 0
Credit lines 38,728 38,682 40 6 (3) (3) 0 0
Irrevocable committed prolongation of existing loans 1,487 1,487 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL 140,232 136,396 3,684 152 (154) (68) (56) (30)
Total allowances and provisions (1,221) (221) (121) (879)
1 The carrying amount of financial assets measured at
amortized cost represents the total gross exposure net of the respective ECL allowances.
2 Includes components of accrued interest assets within the scope of
ECL.
3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL.
Refer to Note 17a for more information.
4 Includes forward
starting reverse repurchase agreements within the scope of ECL.
Balance sheet and off-balance sheet positions subject to expected credit losses
CHF m 31.12.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 54,418 54,418 0 0 0 0 0 0
Due from banks 81,330 81,330 0 0 (11) (11) 0 0
Receivables from securities financing transactions 71,811 71,811 0 0 (1) (1)
0
0
Due from customers 127,241 124,236 2,370 635 (800) (92) (52) (656)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity 35,749 35,749 0 0 (16) (16) 0 0
Mortgage loans 6,894 6,593 55 246 (16) (1) 0 (15)
Accrued income and prepaid expenses
2
2,090 2,083 6 1 0 0 0 0
Other assets
3
1,338 1,330 8 0 (2) 0 0 (2)
Total on-balance sheet financial assets within the scope of ECL 380,871 377,551 2,438 882 (846) (121) (52) (673)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 36,176 36,025 134 16 (5) (2) 0 (3)
Irrevocable commitments, gross 34,606 31,751 2,755 101 (115) (50) (44) (21)
Forward starting transactions (securities financing transactions)
4
8,524 8,524 0 0 0 0 0 0
Credit lines 30,708 30,672 32 5 (3) (2) 0 0
Irrevocable committed prolongation of existing loans 1,179 1,179 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL 111,193 108,151 2,921 121 (122) (54) (44) (24)
Total allowances and provisions (968) (175) (96) (697)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.
2 Includes components of accrued interest assets within the scope of
ECL.
3 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.
4 Includes forward
starting reverse repurchase agreements within the scope of ECL.

UBS AG standalone financial statements (audited)

Note 13d
Balance sheet and off-balance sheet positions subject to expected credit losses (continued)
Balance sheet and off-balance sheet positions subject to expected credit losses
USD m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 69,614 69,614 0 0 0 0 0 0
Due from banks 96,243 96,164 79 0 (14) (14) (1) 0
Receivables from securities financing transactions 117,338 117,338 0 0 (2) (2) 0 0
Due from customers 148,955 143,834 3,288 1,833 (1,710) (106) (108) (1,496)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity 43,652 43,652 0 0 (23) (23) 0 0
Mortgage loans 8,438 7,880 356 201
(7) (2) (1) (4)
Accrued income and prepaid expenses 3,091 3,081 10 0 0 0 0 0
Other assets
2
2,172 2,170 0 2 (5) (1) 0 (4)
Total on-balance sheet financial assets within the scope of ECL 489,504 483,734 3,733 2,037 (1,762) (148) (109) (1,504)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 34,989 34,799 147 43 (7) (4) 0 (3)
Irrevocable commitments, gross 44,469 40,818 3,526 125 (128) (74) (40) (14)
Forward starting transactions (securities financing transactions)
3
22,954 22,954 0 0 0 0 0 0
Credit lines 39,291 39,239 46 6 0 0 0 0
Irrevocable committed prolongation of existing loans 245 245 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL 141,947 138,055 3,718 173 (134) (78) (40) (16)
Total allowances and provisions (1,896) (226) (150) (1,520)
1 The carrying amount of financial assets measured
at amortized cost represents the total gross exposure net of the respective ECL allowances.
2 Includes components of other receivables due from UBS
Group AG
and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.
3 Includes forward starting reverse repurchase agreements within the scope of ECL.
Balance sheet and off-balance sheet positions subject to expected credit losses
CHF m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 63,217 63,217 0 0 0 0 0 0
Due from banks 87,399 87,327 71 0 (13) (12) (1) 0
Receivables from securities financing transactions 106,555 106,555 0 0 (2) (2) 0 0
Due from customers 135,266 130,616 2,985 1,664 (1,553) (96) (98) (1,358)
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity 39,640 39,640 0 0 (21) (21) 0 0
Mortgage loans 7,662 7,156 324 183 (6) (2) (1) (4)
Accrued income and prepaid expenses 2,807 2,798 9 0 0 0 0 0
Other assets
2
1,972 1,970 0 2 (4) (1) 0 (3)
Total on-balance sheet financial assets within the scope of ECL 444,518 439,279 3,390 1,849 (1,600) (134) (100) (1,366)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 31,773 31,601 134 39 (6) (4) 0 (2)
Irrevocable commitments, gross 40,382 37,067 3,202 113 (116) (67) (37) (12)
Forward starting transactions (securities financing transactions)
3
20,844 20,844 0 0 0 0 0 0
Credit lines 35,680 35,633 41 5 0 0 0 0
Irrevocable committed prolongation of existing loans 222 222 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL 128,901 125,367 3,377 157 (122) (71) (36) (15)
Total allowances and provisions (1,722) (205) (136) (1,380)
1 The carrying amount of financial assets measured at
amortized cost represents the total gross exposure net of the respective ECL allowances.
2 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 17a for more information.
3 Includes forward starting reverse repurchase agreements within the scope of ECL.

UBS AG standalone financial statements (audited)

Note 13e
Financial assets subject to credit risk, by rating category
The table below shows the credit
quality and the maximum exposure to
credit risk based on the Group’s
internal credit
rating system and year-end stage classification.
Financial assets subject to credit risk, by rating category
USD m 31.12.25
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total
gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks
68,386
217
27
0
0
0
68,630
0
68,630
of which: stage 1
68,386
217
27
0
0
0
68,630
0
68,630
Due from banks
4,842
90,856
2,511
4,068
308
0
102,584
(14)
102,570
of which: stage 1
4,842
90,856
2,511
4,068
308
0
102,584
(14)
102,570
Receivables from securities financing transactions
23,248
24,013
10,212
32,092
1,001
0
90,566
(1)
90,565
of which: stage 1
23,248
24,013
10,212
32,092
1,001
0
90,566
(1)
90,565
Due from customers
4,756
45,792
14,722
78,988
15,594
1,628
161,480
(1,009)
160,471
of which: stage 1
4,756
45,755
14,269
78,366
13,651
0
156,798
(116)
156,682
of which: stage 2
0
37
452
621
1,943
0
3,054
(65)
2,988
of which: stage 3
0
0
0
0
0
1,628
1,628
(827)
801
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity
0
45,106
0
0
0
0
45,106
(20)
45,085
of which: stage 1
0
45,106
0
0
0
0
45,106
(20)
45,085
Mortgage loans
1
299
1,626
5,652
807
329
8,715
(20)
8,695
of which: stage 1
1
295
1,622
5,606
792
0
8,316
(1)
8,315
of which: stage 2
0
4
5
47
15
0
70
0
70
of which: stage 3
0
0
0
0
0
329
329
(19)
310
Accrued income and prepaid expenses
175
1,177
164
1,033
86
1
2,635
0
2,635
of which: stage 1
175
1,177
159
1,033
84
0
2,627
0
2,627
of which: stage 2
0
0
5
0
2
0
8
0
8
of which: stage 3
0
0
0
0
0
1
1
0
1
Other assets
50
585
37
1,005
10
2
1,690
(2)
1,688
of which: stage 1
50
578
37
1,003
10
0
1,678
0
1,678
of which: stage 2
0
7
0
2
0
0
10
0
10
of which: stage 3
0
0
0
0
0
2
2
(2)
0
Total in scope of ECL assets / ECL amounts by stages
101,459
208,045
29,299
122,838
17,805
1,960
481,406
(1,066)
480,340
Off-balance sheet positions and credit lines subject to expected credit loss, by rating category
USD m 31.12.25
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross
25,709
7,812
363
2,222
9,496
20
45,623
(7)
of which: stage 1
25,709
7,812
343
2,194
9,376
0
45,434
(2)
of which: stage 2
0
0
20
28
120
0
169
0
of which: stage 3
0
0
0
0
0
20
20
(4)
Irrevocable commitments, gross
468
8,642
9,990
6,736
17,681
127
43,644
(144)
of which: stage 1
468
8,477
9,930
6,664
14,505
0
40,044
(63)
of which: stage 2
0
165
60
73
3,176
0
3,474
(56)
of which: stage 3
0
0
0
0
0
127
127
(26)
Forward starting transactions (securities financing transactions)
0
2,050
13
8,687
0
0
10,750
0
of which: stage 1
0
2,050
13
8,687
0
0
10,750
0
Credit lines
6
33,601
814
4,217
85
6
38,728
(3)
of which: stage 1
6
33,584
807
4,217
69
0
38,682
(3)
of which: stage 2
0
17
7
0
16
0
40
0
of which: stage 3
0
0
0
0
0
6
6
0
Irrevocable committed prolongation of existing loans
0
1,483
0
3
0
0
1,487
0
of which: stage 1
0
1,483
0
3
0
0
1,487
0
Total off-balance sheet financial instruments and credit lines
26,182
53,587
11,181
21,866
27,263
152
140,232
(154)

UBS AG standalone financial statements (audited)

Note 13e
Financial assets subject to credit risk, by rating category (continued)
Financial assets subject to credit risk, by rating category
CHF m 31.12.25
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total
gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks
54,225
172
21
0
0
0
54,418
0
54,418
of which: stage 1
54,225
172
21
0
0
0
54,418
0
54,418
Due from banks
3,840
72,041
1,991
3,225
244
0
81,341
(11)
81,330
of which: stage 1
3,840
72,041
1,991
3,225
244
0
81,341
(11)
81,330
Receivables from securities financing transactions
18,434
19,040
8,097
25,446
794
0
71,811
(1)
71,811
of which: stage 1
18,434
19,040
8,097
25,446
794
0
71,811
(1)
71,811
Due from customers
3,771
36,310
11,673
62,631
12,365
1,291
128,041
(800)
127,241
of which: stage 1
3,771
36,280
11,314
62,138
10,824
0
124,328
(92)
124,236
of which: stage 2
0
30
359
493
1,540
0
2,421
(52)
2,370
of which: stage 3
0
0
0
0
0
1,291
1,291
(656)
635
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity
0
35,765
0
0
0
0
35,765
(16)
35,749
of which: stage 1
0
35,765
0
0
0
0
35,765
(16)
35,749
Mortgage loans
1
237
1,289
4,482
640
261
6,910
(16)
6,894
of which: stage 1
1
234
1,286
4,445
628
0
6,594
(1)
6,593
of which: stage 2
0
3
4
37
12
0
55
0
55
of which: stage 3
0
0
0
0
0
261
261
(15)
246
Accrued income and prepaid expenses
139
933
130
819
68
1
2,090
0
2,090
of which: stage 1
139
933
126
819
66
0
2,083
0
2,083
of which: stage 2
0
0
4
0
2
0
6
0
6
of which: stage 3
0
0
0
0
0
1
1
0
1
Other assets
39
464
30
797
8
2
1,340
(2)
1,338
of which: stage 1
39
458
30
796
8
0
1,330
0
1,330
of which: stage 2
0
6
0
2
0
0
8
0
8
of which: stage 3
0
0
0
0
0
2
2
(2)
0
Total in scope of ECL assets / ECL amounts by stages
80,449
164,963
23,232
97,401
14,118
1,554
381,717
(846)
380,871
Off-balance sheet positions and credit lines subject to expected credit loss, by rating category
CHF m 31.12.25
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross
20,385
6,195
288
1,762
7,530
16
36,176
(5)
of which: stage 1
20,385
6,194
272
1,740
7,434
0
36,025
(2)
of which: stage 2
0
0
16
22
96
0
134
0
of which: stage 3
0
0
0
0
0
16
16
(3)
Irrevocable commitments, gross
371
6,852
7,922
5,341
14,020
101
34,606
(115)
of which: stage 1
371
6,721
7,874
5,284
11,502
0
31,751
(50)
of which: stage 2
0
131
48
58
2,518
0
2,755
(44)
of which: stage 3
0
0
0
0
0
101
101
(21)
Forward starting transactions (securities financing transactions)
0
1,625
10
6,888
0
0
8,524
0
of which: stage 1
0
1,625
10
6,888
0
0
8,524
0
Credit lines
4
26,643
646
3,344
67
5
30,708
(3)
of which: stage 1
4
26,629
640
3,344
54
0
30,672
(2)
of which: stage 2
0
13
6
0
13
0
32
0
of which: stage 3
0
0
0
0
0
5
5
0
Irrevocable committed prolongation of existing loans
0
1,176
0
3
0
0
1,179
0
of which: stage 1
0
1,176
0
3
0
0
1,179
0
Total off-balance sheet financial instruments and credit lines
20,760
42,490
8,866
17,338
21,617
121
111,193
(122)
›
Refer to “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement”
and
“Note 19 Expected credit loss measurement”
in the “Consolidated financial statements” section of the UBS AG Annual Report
2025, available under “Annual reporting” at ubs.com/investors , for more information about ECL in accordance with IFRS
Accounting Standards

UBS AG standalone financial statements (audited)

Note 13e
Financial assets subject to credit risk, by rating category (continued)
Financial assets subject to credit risk, by rating category
USD m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks
69,375
216
23
0
0
0
69,614
0
69,614
of which: stage 1
69,375
216
23
0
0
0
69,614
0
69,614
Due from banks
10,103
82,957
1,501
1,572
124
0
96,257
(14)
96,243
of which: stage 1
10,103
82,957
1,483
1,570
65
0
96,178
(14)
96,164
of which: stage 2
0
0
18
2
59
0
79
(1)
79
Receivables from securities financing transactions
50,251
23,557
12,213
29,796
1,523
0
117,340
(2)
117,338
of which: stage 1
50,251
23,557
12,213
29,796
1,523
0
117,340
(2)
117,338
Due from customers
5,426
52,373
18,111
64,292
7,136
3,326
150,665
(1,710)
148,955
of which: stage 1
5,426
52,252
17,718
63,125
5,419
0
143,940
(106)
143,834
of which: stage 2
0
121
392
1,167
1,715
0
3,396
(108)
3,288
of which: stage 3
0
0
0
0
2
3,326
3,329
(1,496)
1,833
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity
0
43,675
0
0
0
0
43,675
(23)
43,652
of which: stage 1
0
43,675
0
0
0
0
43,675
(23)
43,652
Mortgage loans
2
599
1,653
4,518
1,468
206
8,446
(7)
8,438
of which: stage 1
2
582
1,628
4,309
1,362
0
7,883
(2)
7,880
of which: stage 2
0
17
25
209
106
0
357
(1)
356
of which: stage 3
0
0
0
0
0
206
206
(4)
201
Accrued income and prepaid expenses
373
1,512
296
839
72
0
3,091
0
3,091
of which: stage 1
373
1,512
290
838
69
0
3,081
0
3,081
of which: stage 2
0
0
6
1
3
0
10
0
10
Other assets
348
416
41
1,349
16
6
2,177
(5)
2,172
of which: stage 1
348
416
41
1,349
16
0
2,170
(1)
2,170
of which: stage 3
0
0
0
0
0
6
6
(4)
2
Total in scope of ECL assets / ECL amounts by stages
135,879
205,306
33,837
102,366
10,339
3,538
491,265
(1,762)
489,504
Off-balance sheet positions and credit lines subject to expected credit loss, by rating category
USD m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount
(maximum
exposure to
credit risk) ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross
16,706
12,865
3,204
1,486
684
43
34,989
(7)
of which: stage 1
16,706
12,862
3,195
1,471
564
0
34,799
(4)
of which: stage 2
0
3
9
16
120
0
147
0
of which: stage 3
0
0
0
0
0
43
43
(3)
Irrevocable commitments, gross
1,447
10,520
10,045
7,549
14,827
82
44,469
(128)
of which: stage 1
1,447
10,354
9,889
7,320
11,808
0
40,818
(74)
of which: stage 2
0
165
156
229
2,975
0
3,526
(40)
of which: stage 3
0
0
0
0
43
82
125
(14)
Forward starting transactions (securities financing transactions)
0
0
0
22,954
0
0
22,954
0
of which: stage 1
0
0
0
22,954
0
0
22,954
0
Credit lines
7
34,857
784
3,522
115
6
39,291
0
of which: stage 1
7
34,838
776
3,522
96
0
39,239
0
of which: stage 2
0
19
8
0
18
0
46
0
of which: stage 3
0
0
0
0
0
6
6
0
Irrevocable committed prolongation of existing loans
0
245
0
0
0
0
245
0
of which: stage 1
0
245
0
0
0
0
245
0
Total off-balance sheet financial instruments and credit lines
18,160
58,486
14,033
35,511
15,626
130
141,947
(134)

UBS AG standalone financial statements (audited)

Note 13e
Financial assets subject to credit risk, by rating category (continued)
Financial assets subject to credit risk, by rating category
CHF m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks
62,999
196
21
0
0
0
63,217
0
63,217
of which: stage 1
62,999
196
21
0
0
0
63,217
0
63,217
Due from banks
9,175
75,334
1,363
1,427
112
0
87,411
(13)
87,399
of which: stage 1
9,175
75,334
1,347
1,426
58
0
87,339
(12)
87,327
of which: stage 2
0
0
17
2
54
0
72
(1)
71
Receivables from securities financing transactions
45,633
21,392
11,090
27,058
1,383
0
106,557
(2)
106,555
of which: stage 1
45,633
21,392
11,090
27,058
1,383
0
106,557
(2)
106,555
Due from customers
4,928
47,560
16,446
58,384
6,481
3,020
136,818
(1,553)
135,266
of which: stage 1
4,928
47,450
16,090
57,324
4,921
0
130,712
(96)
130,616
of which: stage 2
0
110
356
1,059
1,558
0
3,084
(98)
2,985
of which: stage 3
0
0
0
0
2
3,020
3,023
(1,358)
1,664
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity
0
39,662
0
0
0
0
39,662
(21)
39,640
of which: stage 1
0
39,662
0
0
0
0
39,662
(21)
39,640
Mortgage loans
2
544
1,501
4,102
1,333
187
7,669
(6)
7,662
of which: stage 1
2
528
1,478
3,913
1,237
0
7,159
(2)
7,156
of which: stage 2
0
16
23
189
96
0
324
(1)
324
of which: stage 3
0
0
0
0
0
187
187
(4)
183
Accrued income and prepaid expenses
338
1,373
269
762
65
0
2,807
0
2,807
of which: stage 1
338
1,373
263
761
63
0
2,798
0
2,798
of which: stage 2
0
0
5
1
2
0
9
0
9
Other assets
316
378
37
1,225
14
6
1,977
(4)
1,972
of which: stage 1
316
378
37
1,225
14
0
1,971
(1)
1,970
of which: stage 3
0
0
0
0
0
6
6
(3)
2
Total in scope of ECL assets / ECL amounts by stages
123,392
186,439
30,727
92,959
9,388
3,213
446,118
(1,600)
444,518
Off-balance sheet positions and credit lines subject to expected credit loss, by rating category
CHF m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount
(maximum
exposure to
credit risk) ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross
15,171
11,683
2,910
1,350
621
39
31,773
(6)
of which: stage 1
15,171
11,680
2,902
1,336
513
0
31,601
(4)
of which: stage 2
0
3
8
14
109
0
134
0
of which: stage 3
0
0
0
0
0
39
39
(2)
Irrevocable commitments, gross
1,314
9,553
9,122
6,855
13,464
74
40,382
(116)
of which: stage 1
1,314
9,403
8,980
6,647
10,723
0
37,067
(67)
of which: stage 2
0
150
141
208
2,702
0
3,202
(37)
of which: stage 3
0
0
0
0
39
74
113
(12)
Forward starting transactions (securities financing transactions)
0
0
0
20,844
0
0
20,844
0
of which: stage 1
0
0
0
20,844
0
0
20,844
0
Credit lines
6
31,654
712
3,198
104
5
35,680
0
of which: stage 1
6
31,637
705
3,198
88
0
35,633
0
of which: stage 2
0
17
7
0
17
0
41
0
of which: stage 3
0
0
0
0
0
5
5
0
Irrevocable committed prolongation of existing loans
0
222
0
0
0
0
222
0
of which: stage 1
0
222
0
0
0
0
222
0
Total off-balance sheet financial instruments and credit lines
16,491
53,111
12,744
32,248
14,190
118
128,901
(122)

UBS AG standalone financial statements (audited)

Note 14
Trading portfolio and other financial instruments measured at fair value
Trading portfolio and other financial instruments measured at fair value
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Assets
Trading portfolio assets
162,706 148,686 129,013 135,022
of which: debt instruments
1
32,795 30,308 26,004 27,523
of which: listed
28,458 21,960 22,565 19,942
of which: equity instruments
119,796 113,185 94,988 102,783
of which: precious metals and other physical commodities
10,116 5,193 8,021 4,715
Total assets measured at fair value
162,706 148,686 129,013 135,022
of which: fair value derived using a valuation model
29,314 27,939 23,243 25,371
of which: securities eligible for repurchase transactions in accordance with liquidity regulations
2
21,469 15,542 17,023 14,113
Liabilities
Trading portfolio liabilities
47,268 29,316 37,480 26,622
of which: debt instruments
1
16,615 11,884 13,174 10,792
of which: listed
16,027 11,157 12,708 10,131
of which: equity instruments
30,654 17,431 24,306 15,829
Financial liabilities designated at fair value
3
110,126 102,901 87,321 93,444
Total liabilities measured at fair value
157,394 132,216 124,801 120,065
of which: fair value derived using a valuation model
123,572 112,247 97,983 101,931
1 Includes money
market paper.
2 Consists of
high-quality liquid
debt securities that
are eligible for
repurchase transactions
at the Swiss
National Bank or
other central
banks.
3 Refer to
Note 20 for
more
information.

UBS AG standalone financial statements (audited)

Note 15
Derivative instruments
Derivative instruments
1
31.12.25 31.12.24
USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Interest rate contracts
Forwards
3
0.2 0.1 1,333 0.2 0.2 602
Swaps 27.3 21.6 20,911 32.7 25.8 15,269
of which: designated in hedge accounting relationships 0.0 0.0 197 0.0 0.0 197
Futures 0.0 0.0 918 0.0 0.0 802
Over-the-counter (OTC) options 11.8 13.1 2,081 11.6 13.2 1,963
Exchange-traded options 0.0 0.1 247 0.1 0.2 198
Total
39.4 34.8 25,490
4
44.6 39.4 18,834
Foreign exchange contracts
Forwards
18.7 18.3 3,166 37.2 32.5 2,290
of which: designated in hedge accounting relationships 0.0 0.0 3 0.2 0.0 3
Swaps 24.7 26.1 4,056 53.1 51.4 4,012
of which: designated in hedge accounting relationships 0.3 0.4 66 0.9 0.9 59
Futures 0.0 - 1 0.0 0.0 1
Over-the-counter (OTC) options 6.2 6.3 1,005 9.5 9.7 1,157
Exchange-traded options 0.0 0.0 8 0.1 0.1 9
Total
49.7 50.7 8,236 99.9 93.7 7,469
Equity contracts
Forwards
1.1 0.9 59 0.3 0.3 30
Swaps 6.5 12.9 484 6.1 8.6 363
Futures
0.0
0.0 81
0.0
0.0 80
Over-the-counter (OTC) options 7.6 13.0 411 4.4 8.5 229
Exchange-traded options 15.1 15.6 784 13.2 12.9 778
Total
30.3 42.4 1,818 24.1 30.3 1,479
Credit derivative contracts
Credit default swaps 3.0 3.7 155 2.4 3.0 133
Total return swaps 0.0 0.4 1 0.1 0.4 1
Other 0.7 0.0 8 0.3 0.0 4
Total 3.7 4.0 164 2.8 3.3 139
Commodity, precious metals and other contracts
Forwards
5
1.5 1.5 88 0.6 0.4 78
Swaps 3.9 3.7 93 0.9 1.1 58
Futures
0.0
0.0 17
0.0
0.0 13
Over-the-counter (OTC) options 2.7 2.1 53 0.8 0.4 42
Exchange-traded options 1.0 0.6 18 0.3 0.4 9
Total 9.1 7.9 269 2.6 2.3 200
Total before netting 132.2 140.0 35,977 173.9 169.1 28,120
of which: trading derivatives 131.8 139.6 172.9 168.1
of which: fair value derived using a valuation model 131.3 138.9 171.9 167.2 of which: derivatives designated in hedge accounting relationships 0.3 0.4 1.0 0.9 of which: fair value derived using a valuation model 0.3 0.4 1.0 0.9
Netting with cash collateral payables / receivables (17.7) (23.1) (20.2) (23.4)
Replacement value netting (100.4) (100.4) (131.8) (131.7)
Total after netting 14.0 16.5 21.9 14.0
of which: with central clearing counterparties 0.5 0.0 0.6 0.3 of which: with bank and broker-dealer counterparties 1.9 3.6 3.0 4.2 of which: other client counterparties 11.6 12.9 18.3 9.5
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.
2 Total notional values
include USD 23.2trn (31 December 2024:
USD 15.5trn) relating to derivatives that
are cleared through either a central
counterparty or an exchange.
The fair value of these derivatives net of the corresponding cash margin was not material for any of the periods presented.
3 Includes forward rate agreements.
4 Notional amounts related to interest rate contracts
increased by USD 6.7trn
compared with 31 December
2024, mainly due to
higher business volume in
the Investment Bank.
5 Includes derivative loan commitments with
notional values of USD 20bn as
of 31 December
2025 (31 December 2024: USD 23bn) and negative replacement values of USD 33m (31 December 2024: USD 137m).

UBS AG standalone financial statements (audited)

Note 15
Derivative instruments (continued)
Derivative instruments
1
31.12.25 31.12.24
CHF bn
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Interest rate contracts
Forwards
3
0.2 0.1 1,057 0.2 0.2 547
Swaps 21.7 17.1 16,581 29.7 23.4 13,865
of which: designated in hedge accounting relationships 0.0 0.0 156 0.0 0.0 179
Futures 0.0 0.0 728 0.0 0.0 728
Over-the-counter (OTC) options 9.3 10.4 1,650 10.6 12.0 1,782
Exchange-traded options 0.0 0.0 196 0.1 0.1 180
Total
31.2 27.6 20,212
4
40.5 35.8 17,103
Foreign exchange contracts
Forwards
14.9 14.5 2,511 33.8 29.5 2,080
of which: designated in hedge accounting relationships 0.0 0.0 3 0.1 0.0 3
Swaps 19.6 20.7 3,216 48.2 46.7 3,643
of which: designated in hedge accounting relationships 0.2 0.3 52 0.8 0.9 53
Futures 0.0 0.0 1 0.0 0.0 1
Over-the-counter (OTC) options 5.0 5.0 797 8.7 8.8 1,050
Exchange-traded options 0.0 0.0 6 0.1 0.1 8
Total
39.4 40.2 6,530 90.7 85.1 6,783
Equity contracts
Forwards
0.9 0.7 46 0.3 0.3 27
Swaps 5.2 10.2 384 5.5 7.8 329
Futures
0.0
0.0 65
0.0
0.0 73
Over-the-counter (OTC) options 6.0 10.3 326 4.0 7.7 208
Exchange-traded options 11.9 12.4 621 12.0 11.7 706
Total
24.0 33.6 1,442 21.9 27.5 1,343
Credit derivative contracts
Credit default swaps 2.3 2.9 123 2.2 2.7 121
Total return swaps 0.0 0.3 1 0.0 0.3 1
Other 0.5 0.0 7 0.3 0.0 4
Total 2.9 3.2 130 2.5 3.0 126
Commodity, precious metals and other contracts
Forwards
5
1.2 1.2 70 0.5 0.3 71
Swaps 3.1 2.9 74 0.8 1.0 53
Futures
0.0
0.0 14
0.0
0.0 11
Over-the-counter (OTC) options 2.2 1.6 42 0.7 0.4 38
Exchange-traded options 0.8 0.5 14 0.3 0.4 8
Total 7.2 6.3 213 2.3 2.1 181
Total before netting 104.8 111.0 28,527 157.9 153.5 25,536
of which: trading derivatives 104.5 110.7 157.0 152.7
of which: fair value derived using a valuation model 104.1 110.1 156.1 151.9 of which: derivatives designated in hedge accounting relationships 0.2 0.3 1.0 0.9 of which: fair value derived using a valuation model 0.2 0.3 1.0 0.9
Netting with cash collateral payables / receivables (14.0) (18.3) (18.4) (21.2)
Replacement value netting (79.6) (79.6) (119.7) (119.6)
Total after netting 11.1 13.1 19.9 12.7
of which: with central clearing counterparties 0.4 0.0 0.6 0.2 of which: with bank and broker-dealer counterparties 1.5 2.8 2.7 3.8 of which: other client counterparties 9.2 10.2 16.6 8.7
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.
2 Total notional values include
CHF 18.4trn (31 December 2024: CHF
14.1trn) relating to derivatives that
are cleared through either a central
counterparty or an exchange.
The fair value of these derivatives net of the corresponding cash margin was not material for any of the periods presented.
3 Includes forward rate agreements.
4 Notional amounts related to interest rate contracts
increased by CHF 5.3trn
compared with 31 December 2024,
mainly due to higher
business volume in the
Investment Bank.
5 Includes derivative loan commitments with
notional values of CHF 16bn as
of 31 December
2025 (31 December 2024: CHF 20bn) and negative replacement values of CHF 26m (31 December 2024: CHF 125m).

UBS AG standalone financial statements (audited)

Note 16a
Financial investments by instrument type
Financial investments by instrument type
31.12.25 31.12.24
USD m Carrying amount Fair value Carrying amount Fair value
Debt instruments 52,554 52,478 38,710 38,190
of which: held to maturity
23,759 23,462 21,095 20,413
of which: available for sale 28,795 29,016 17,615 17,776
Equity instruments 70 75 1,140 1,144
of which: qualified participations
1
0 0 1 1
Other 0 0 0 0
Total financial investments 52,625 52,553 39,850 39,334
of which: securities eligible for repurchase transactions in accordance with liquidity regulations
2
47,310 47,162 34,381 33,744
1 Qualified participations
are investments in which
UBS AG holds
10% or more of
the total capital
or has at least
10% of total
voting rights.
2 Consists of high-quality
liquid debt securities
that are eligible for
repurchase transactions at the Swiss National Bank or other central banks.
Financial investments by instrument type
31.12.25 31.12.24
CHF m Carrying amount Fair value Carrying amount Fair value
Debt instruments 41,671 41,611 35,153 34,680
of which: held to maturity
18,839 18,603 19,157 18,537
of which: available for sale 22,832 23,008 15,996 16,143
Equity instruments 56 59 1,035 1,038
of which: qualified participations
1
0 0 1 1
Other 0 0 0 0
Total financial investments 41,727 41,670 36,188 35,719
of which: securities eligible for repurchase transactions in accordance with liquidity regulations
2
37,513 37,395 31,221 30,643
1 Qualified participations
are investments in which
UBS AG holds
10% or more of
the total capital
or has at least
10% of total
voting rights.
2 Consists of high-quality
liquid debt securities
that are eligible for
repurchase transactions at the Swiss National Bank or other central banks.
Note 16b
Financial investments by counterparty rating – debt instruments
Financial investments by counterparty rating – debt instruments
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Internal UBS rating
1
0–1 23,873 25,113 18,929 22,805
2–3 28,103 13,231 22,283 12,015
4–5 579 363 459 330
6–8 0 0 0 0
9–13 0 0 0 0
Non-rated 0 3 0 3
Total financial investments 52,554 38,710 41,671 35,153
1 Refer to Note 19 for more information.
Note 17a
Other assets
Other assets
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Deferral position for hedging instruments
7,249 9,129 5,748 8,290
Deposits and collateral provided in connection with litigation, regulatory and similar matters
209 1,290 166 1,172
Fee-
and commission-related receivables
190 282 151 256
Net assets for defined benefit plans
903 428 716 388
VAT,
withholding tax and other tax receivables
1,217 823 965 747
Other
1,709 1,966 1,355 1,784
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group
1,212 1,459 961 1,325
Total other assets
1
11,478 13,918 9,101 12,638
1 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS
Group and other assets totaling USD 1,688m (CHF 1,338m) as of 31 December 2025 (USD 2,172m (CHF 1,972m)
as
of 31 December 2024), which are within the scope of expected credit loss accounting. Refer to Note 13d for more information.

UBS AG standalone financial statements (audited)

Note 17b
Other liabilities
Other liabilities
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Settlement and clearing accounts 11 401 9 364
Net defined benefit liabilities 61 61 48 55
VAT,
withholding tax and other tax payables
1
224 108 177 98
Other
2,918 4,626 2,313 4,201
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group 1,895 1,885 1,502 1,712
Total other liabilities 3,213 5,196 2,548 4,718
1 Excludes capital tax payables.
Note 18
Pledged assets
The
table
below
provides
information
about
pledged
assets,
other
than
assets
placed
with
central
banks
related
to
undrawn credit
lines and for
payment, clearing and
settlement purposes (31 December
2025: USD 5.4bn (CHF 4.3bn),
31 December 2024: USD 1.1bn (CHF 0.9bn)) and those pledged in connection with securities financing transactions.
›
Refer to Note 11 for more information
Pledged assets
31.12.25 31.12.24
USD m
Carrying amount of
pledged assets
Carrying amount of
pledged assets
Securities
1
10,455 12,112
Property
2
0 2,025
Total pledged assets 10,455 14,137
1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between
the specific collateral pledged and
the associated liability.
2 As of 31 December 2024,
these pledged properties served as collateral
for a mortgage loan from UBS
Switzerland AG, the carrying
amount of which
was USD 2,521m. As of 31 December 2025, the properties were no longer pledged following the expiry of the mortgage during 2025.
Pledged assets
31.12.25 31.12.24
CHF m
Carrying amount of
pledged assets
Carrying amount of
pledged assets
Securities
1
8,290 10,999
Property
2
0 1,839
Total pledged assets 8,290 12,838
1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between
the specific collateral pledged and
the associated liability.
2 As of 31 December 2024,
these pledged properties served as collateral
for a mortgage loan from UBS
Switzerland AG, the carrying
amount of which
was CHF 2,289m. As of 31 December 2025, the properties were no longer pledged following the expiry of the mortgage during 2025.

UBS AG standalone financial statements (audited)

Note 19
Country risk of total assets
The table below provides a breakdown of total non-Swiss assets by credit rating, after netting of assets and liabilities as
recognized on the balance sheet
but before other risk mitigants.
The credit ratings reflect the
sovereign credit rating of
the country to which the ultimate risk of the
underlying asset is related. The ultimate country of risk for unsecured loan
positions is the domicile
of the immediate borrower or,
in the case of
a legal entity, the
domicile of the ultimate parent
entity.
For
collateralized
or
guaranteed
positions,
the
ultimate
country
of
risk
is
the
domicile
of
the
provider
of
the
collateral or
guarantor or,
if
applicable, the
domicile of
the
ultimate parent
entity of
the
provider of
the collateral
or
guarantor. For mortgage loans, the ultimate
country of risk is the
country where the real estate is
located. Similarly, the
ultimate country of
risk for property and
equipment is the country
where the property
and equipment are
located. Assets
for which Switzerland
is the ultimate
country of risk
are provided separately
at the bottom
of the table
in order to
provide
a reconciliation to total balance sheet assets.
›
Refer to the “Risk management and control” section of the UBS AG Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for more information
Country risk of total assets
31.12.25 31.12.24
Classification Internal UBS rating
1
Description
Moody’s Investors
Service S&P
Fitch
USD m % USD m %
Low risk
0 and 1 Investment grade Aaa AAA AAA 75,156 9 343,884 43
2 Aa1 to Aa3 AA+ to AA– AA+ to AA– 363,005 46 134,479 17
Medium risk
3 A1 to A3 A+ to A– A+ to A– 125,201 16 93,246 12
4 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB 20,842 3 18,082 2
5 Baa3 BBB– BBB– 8,115 1 6,872 1
High risk
6 Sub-investment grade Ba1 BB+ BB+ 447 0 828 0
7 Ba2 BB BB 3,825 0 2,765 0
8 Ba3 BB– BB– 69 0 246 0
9 B1 B+ B+ 1,422 0 1,805 0
Very high risk
10 B2 B B 382 0 454 0
11 B3 B– B– 491 0 129 0
12 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC 5,498 1 4,659 1
13 Caa3 to C CCC– to C CCC– to C 157 0 121 0
Distressed Default Defaulted D D 25 0 119 0
Subtotal 604,636 76 607,688 77
Switzerland
187,705 24 183,608 23
Total assets 792,341 100 791,297 100
1 Internal ratings are mapped to the external ratings in line with the table published in the “Risk management and control”
section of the UBS AG Consolidated Annual Report 2025.
Country risk of total assets
31.12.25 31.12.24
Classification Internal UBS rating
1
Description
Moody’s Investors
Service S&P
Fitch
CHF m % CHF m %
Low risk
0 and 1 Investment grade Aaa AAA AAA 59,592 9 312,281 43
2 Aa1 to Aa3 AA+ to AA– AA+ to AA– 287,834 46 122,121 17
Medium risk
3 A1 to A3 A+ to A– A+ to A– 99,275 16 84,676 12
4 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB 16,526 3 16,420 2
5 Baa3 BBB– BBB– 6,435 1 6,240 1
High risk
6 Sub-investment grade Ba1 BB+ BB+ 355 0 752 0
7 Ba2 BB BB 3,033 0 2,511 0
8 Ba3 BB– BB– 54 0 223 0
9 B1 B+ B+ 1,128 0 1,639 0
Very high risk
10 B2 B B 303 0 412 0
11 B3 B– B– 389 0 117 0
12 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC 4,359 1 4,231 1
13 Caa3 to C CCC– to C CCC– to C 124 0 110 0
Distressed Default Defaulted D D 20 0 108 0
Subtotal 479,427 76 551,841 77
Switzerland
148,835 24 166,734 23
Total assets 628,262 100 718,576 100
1 Internal ratings are mapped to the external ratings in line with the table published in the “Risk management and control”
section of the UBS AG Consolidated Annual Report 2025.

UBS AG standalone financial statements (audited)

Note 20
Structured debt instruments
The table below provides a breakdown of financial liabilities designated at fair value that are considered structured debt instruments.
Structured debt instruments
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Fixed-rate bonds with structured features 8,275 8,684 6,561 7,886
Structured debt instruments issued:
Equity-linked 60,278 53,917 47,795 48,962
Rates-linked 25,545 22,373 20,255 20,316
Credit-linked 2,990 4,787 2,371 4,347
Commodity-linked
1
3,032 3,620 2,404 3,288
FX-linked 1,467 1,253 1,163 1,138
Funding received from UBS Group AG designated at fair value
2
6,430 4,998 5,098 4,539
Structured over-the-counter (OTC) debt instruments 2,109 3,268 1,672 2,968
Total financial liabilities designated at fair value 110,126 102,901 87,321 93,444
1 Includes precious metals-linked debt instruments issued.
2 Refer to Note 21 for more information.
In addition to
Financial liabilities designated
at fair value
, certain structured
debt instruments were
reported within the
balance
sheet
lines
Due
to
banks
,
Due
to
customers
and
Bonds
issued
.
These
instruments
were
bifurcated
for
measurement purposes. As of 31 December 2025, the total carrying amount of the host instruments was USD 11,864m
(CHF 9,407m)
(31 December
2024:
USD 8,258m
(CHF 7,499m))
and
the
total
carrying
amount
of
the
bifurcated
embedded derivatives was positive USD 91m (CHF 72m) (31 December 2024: positive USD 63m (CHF 57m)).
Note 21
Funding eligible as total loss-absorbing capacity at the UBS AG level
Funding eligible as total loss-absorbing capacity at the UBS AG level
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Funding eligible as total loss-absorbing capacity at the UBS AG level included in:
Funding received from UBS Group AG measured at amortized cost 107,016 108,185 84,855 98,243
Funding received from UBS Group AG designated at fair value 6,430 4,998 5,098 4,539
Bonds issued 0 218 0 198
Total funding eligible as total loss-absorbing capacity at the UBS AG level
1
113,446 113,401 89,953 102,980
1 Represents the
Swiss GAAP carrying
amount of instruments
qualifying as
total loss-absorbing capital.
In accordance with
the Basel III
framework, as
applicable to Swiss
systemically relevant
banks (SRB), total
funding eligible
as total
loss-absorbing capacity
at the
UBS AG
level was
USD 109,738m
(CHF 87,014m)
as of
31 December
2025 (31
December 2024:
USD 108,004m
(CHF 98,079m)).
Refer to
the “UBS
AG
standalone regulatory information” section of this report for more information about Swiss SRB going and gone concern capital.

UBS AG standalone financial statements (audited)

Note 22a
Share capital
UBS AG shares issued and outstanding
As of
31 December
2025, UBS AG’s
share capital of
USD 386m
(CHF 306m) consisted
of 3,858,408,466 fully
paid-up
registered issued and outstanding shares with
a nominal value of USD 0.10, which
each entitle the holder to one vote
at
the meeting
of the
shareholders of
UBS AG,
if entered
into the
share register
as having
the right
to vote,
as well
as a
proportionate share of distributed
dividends (unchanged from 31
December 2024). UBS AG’s
shares are not
subject to
any restrictions or limitations on their transferability. All shares were held by UBS Group AG.
Conditional share capital
As of
31 December
2025, the
following conditional
share capital
was available
to the
Board of
Directors (the
BoD) of
UBS AG:
–
Conditional
capital
in
the
amount
of
USD
38,000,000,
for
the
issuance
of
a
maximum
of
380,000,000
fully
paid
registered shares with a nominal value of USD 0.10 each (unchanged from 31 December 2024), to be issued through the voluntary or mandatory exercise of conversion
rights and / or warrants granted in connection
with the issuance of
bonds or similar financial
instruments on national or
international capital markets. This
conditional capital allowance
was approved at the
Extraordinary General Meeting held
on 26 November 2014,
having originally been approved
at
the Annual General Meeting (the AGM) of UBS AG on 14 April 2010. The BoD has not made use of such allowance.
Conversion capital
As
of
31
December
2025,
UBS
AG
had
conversion
capital
in
the
amount
of
USD
70,000,000,
for
the
issuance
of
a
maximum
of
700,000,000
fully
paid
registered
shares
with
a
nominal
value
of
USD
0.10
each
(unchanged
from
31 December 2024). The issuance
of fully paid registered
shares only occurs through
the mandatory conversion of
claims
arising upon
occurrence of
one or
more trigger
events under
financial market
instruments with
contingent conversion
features issued by UBS AG. The creation of this conversion capital was approved at the AGM held on 23 April 2024.
Non-distributable reserves
Non-distributable reserves
consist of
50% of
the share
capital of
UBS AG, amounting
to USD 193m
(CHF 153m) as of
31 December 2025 (unchanged from 31 December 2024).
Note 22b
Significant shareholders
The sole direct shareholder of UBS AG is
UBS Group AG, which holds 100% of UBS
AG shares. These shares are entitled
to voting
rights. Indirect
shareholders of
UBS AG
included in
the table
below are
the direct
shareholders of
UBS Group AG
(acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2025 or as of 31 December
2024. The shares
and share capital
of UBS AG
held by indirect
shareholders, as shown
in the table
below, represent their relative holding of UBS Group AG shares.
They do not have voting rights in UBS AG.
Significant shareholders
31.12.25 31.12.24
USD m, except where indicated Share capital held Shares held (%) Share capital held Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG
386 100 386 100
Significant indirect shareholders of UBS AG
DTC (Cede & Co.), New York
1
30 8 25 6
The Bank of New York Mellon, Everett
13 3
Nortrust Nominees Ltd., London
13 3
14 4
1 DTC (Cede & Co.), New York, “The
Depository Trust Company”, is a US securities clearing organization.
Significant shareholders
31.12.25 31.12.24
CHF m, except where indicated Share capital held Shares held (%) Share capital held Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG
306 100 380 100
Significant indirect shareholders of UBS AG
DTC (Cede & Co.), New York
1
24 8 25 6
The Bank of New York Mellon, Everett
10 3
Nortrust Nominees Ltd., London
10 3
14 4
1 DTC (Cede & Co.), New York, “The
Depository Trust Company”, is a US securities clearing organization.

UBS AG standalone financial statements (audited)

Note 23
Post-employment benefit plans
Post-employment benefit plans
a) Assets related to defined benefit plans USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Net defined benefit assets for defined benefit plans
1
903
428
716
388
Total assets for defined benefit plans
903
428
716
388
1 As of 31 December 2025, USD 903m
(CHF 716m) mainly reflected USD 833m (CHF
660m) for the UBS and Credit Suisse
UK defined benefit plans (including USD 444m
(CHF 352m) transferred from Credit Suisse
International in 2025), USD 34m (CHF 27m) for the Credit Suisse Guernsey defined benefit plan,
USD 29m (CHF 23m) for the UBS US Investment Bank defined benefit plan, and USD 8m
(CHF 6m) for the Credit Suisse
Swiss pension plan. As of 31 December 2024, USD 428m (CHF 388m) mainly reflected USD 362m
(CHF 329m) for the UBS UK defined benefit plan, USD 36m (CHF 33m) for the Credit Suisse Guernsey defined benefit plan, USD 22m (CHF 20m) for the UBS US Investment Bank defined benefit plan, and USD 6m (CHF 6m) for the Credit Suisse Swiss pension plan.
b) Liabilities related to defined benefit plans USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Provision for Swiss pension plans
0
0
0
0
Net defined benefit liabilities for defined benefit plans
1
61
61
48
55
Total provision for defined benefit plans
61
61
48
55
Bank accounts at UBS and UBS debt instruments held by Swiss pension funds
98
293
78
266
UBS derivative financial instruments held by Swiss pension funds
6
15
5
14
Total liabilities related to defined benefit plans
165
369
131
335
1 As of
31 December 2025,
USD 61m (CHF
48m) mainly
reflected USD 35m
(CHF 28m) for
the UBS
US plans,
USD 13m (CHF 10m)
for the UBS
UK plan,
and USD 8m
(CHF 6m)
for the UBS
Taiwan
plan. As of
31 December 2024, USD 61m (CHF 55m) mainly reflected USD 35m (CHF 32m) for the UBS US plans, USD 12m (CHF
11m) for the UBS UK plan, and USD 8m (CHF 7m) for the UBS Taiwan plan.
c) Swiss pension plans USD m CHF m
As of or for the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Pension plan surplus
1
832
1,195
660
1,085
Economic benefit / (obligation) of UBS AG
8
6
6
6
Change in economic benefit / (obligation) recognized in the income statement
0
0
0
0
Employer contributions in the period recognized in the income statement
102
177
81
157
Performance awards-related employer contributions accrued
13
7
10
6
Total pension expense recognized in the income statement within Personnel expenses
114
184
91
163
1 The pension
plan surplus is
determined in accordance
with Swiss GAAP
(FER 26) and
consists of the
reserve for the
fluctuation in asset
value and a
prepaid contribution. The
reserve for the
fluctuation did not
represent an economic benefit for UBS AG in accordance with Swiss accounting standards as of both 31 December 2025 and 31
December 2024.
UBS AG has elected to apply
Swiss accounting standards for its Swiss
pension plan and IFRS Accounting Standards
(IAS
19) for its non-Swiss defined benefit
plans. However,
remeasurements of the defined
benefit obligations and assets for
non-Swiss defined benefit plans are recognized in the income statement rather than directly in equity.
In 2025,
an expense
of USD
255m (CHF
202m) was
recognized in
the income
statement, driven
by expenses
of USD 136m
(CHF 108m) related to
defined contribution plans and
USD 119m (CHF 94m)
related to defined benefit
plans. In 2024,
an
expense
of
USD
277m
(CHF
243m)
was
recognized
in
the
income
statement,
driven
by
expenses
of
USD
130m
(CHF 116m) related to defined contribution plans and USD 148m (CHF 127m) related to defined benefit plans.
In 2025, as part of
the process of winding down
Credit Suisse International, Credit
Suisse International transferred its
UK
pension scheme to UBS
AG via dividend in
kind, with UBS AG
becoming the new principal
employer of the former
Credit
Suisse International UK pension scheme.
The Swiss pension
plans had an
employer contribution reserve of
USD 8m as
of 31 December 2025
and USD 6m
as of
31 December 2024.
›
Refer to Note 2 for more information
›
Refer to “Note 25 Post-employment benefit plans” in the “Consolidated financial statements” section of the UBS
AG Annual
Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about defined benefit plans in accordance with IFRS Accounting Standards

UBS AG standalone financial statements (audited)

Note 24
Related parties
Transactions with
related parties are conducted at
internally agreed transfer prices or at arm’s-length terms
and neither
involve more than
the normal risk of
collectability nor contain any
other unfavorable features
for the firm.
Loans, fixed
advances
and
mortgages
granted
to
non-independent
members
of
the
governing
bodies
in
the
ordinary
course
of
business are also on substantially
the same terms and conditions
that are available to other
employees, including interest
rates and
collateral. Independent
members of
the governing
bodies are
granted loans
and mortgages
in the
ordinary
course of business at general market conditions.
Related parties
31.12.25 31.12.24
USD m Amounts due from Amounts due to Amounts due from Amounts due to
Qualified shareholders
1 1,551 128,815 3,099 123,802
of which: due from / to customers
869 5,915 2,047 2,590
of which: funding received from UBS Group AG measured at amortized cost
114,423 113,898
of which: funding received from UBS Group AG designated at fair value
6,430 4,998
Subsidiaries
188,199 95,774 187,707 116,401
of which: due from / to banks
94,139 66,566 88,211 73,492
of which: due from / to customers
28,842 5,845 33,376 4,869
of which: receivables / payables from securities financing transactions
16,778 20,614 17,475 35,526
of which: funding provided to significant regulated subsidiaries eligible as total loss-
absorbing capacity 45,085 43,652
Affiliated entities
2
173 1,635 502 1,397
of which: due from / to customers
109 1,081 416 889
External auditors
11 23
Other related parties
3
70 1 63 21
1 The qualified shareholder of UBS AG is UBS Group AG.
2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.
3 Includes amounts due to / from other participations.
Related parties
31.12.25 31.12.24
CHF m Amounts due from Amounts due to Amounts due from Amounts due to
Qualified shareholders
1 1,230 102,140 2,815 112,424
of which: due from / to customers
689 4,690 1,859 2,352
of which: funding received from UBS Group AG measured at amortized cost
90,728 103,431
of which: funding received from UBS Group AG designated at fair value
5,098 4,539
Subsidiaries
149,226 75,941 170,457 105,704
of which: due from / to banks
74,645 52,782 80,105 66,738
of which: due from / to customers
22,869 4,635 30,309 4,422
of which: receivables / payables from securities financing transactions
13,303 16,346 15,869 32,261
of which: funding provided to significant regulated subsidiaries eligible as total loss-
absorbing capacity 35,749 39,640
Affiliated entities
2
137 1,296 456 1,268
of which: due from / to customers
87 857 378 808
External auditors
8 20
Other related parties
3
55 1 58 19
1 The qualified shareholder of UBS AG is UBS Group AG.
2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.
3 Includes amounts due to / from other participations.
As
of
31 December
2025,
off-balance
sheet
positions
related
to
subsidiaries
amounted
to
USD 16.0bn
(CHF 12.7bn)
(31 December 2024: USD 14.2bn (CHF 12.9bn)),
of which USD 11.9bn
(CHF 9.4bn) related to
guarantees to third
parties
(31 December 2024: USD
8.4bn (CHF 7.6bn)) and
USD 1.1bn (CHF 0.8bn) related
to loan commitments
(31 December
2024: USD 1.9bn (CHF 1.7bn)).
Loans to and deposits from members of governing bodies were immaterial for all periods presented.

UBS AG standalone financial statements (audited)

Note 25
Fiduciary transactions
Fiduciary transactions
USD m CHF m
31.12.25 31.12.24 31.12.25 31.12.24
Fiduciary deposits 3,997 2,435 3,169 2,211
of which: placed with third-party banks 3,997 2,435 3,169 2,211 of which: placed with subsidiaries and affiliated entities 0 0 0 0
Total fiduciary transactions 3,997 2,435 3,169 2,211
Fiduciary transactions encompass transactions entered into by UBS AG that result in holding or placing assets
on behalf
of
individuals,
trusts,
defined
benefit
plans
and
other
institutions.
Unless
the
recognition
criteria
for
the
assets
are
satisfied, these assets and the related income are excluded from UBS AG’s balance sheet and income statement but are
disclosed
in
this
Note
as
off-balance
sheet
fiduciary
transactions.
Client
deposits
that
are
initially
placed
as
fiduciary
transactions with
UBS AG
may be
recognized on
UBS AG’s
balance sheet
in situations
in which
the deposit
is subsequently
placed within UBS AG. In such cases, these deposits are not reported in the table above.
Note 26a
Invested assets and net new money
Invested assets and net new money
USD bn CHF bn
As of or for the year ended As of or for the year ended
31.12.25 31.12.24 31.12.25 31.12.24
Discretionary assets 127 106 101 96
Other invested assets 922 799 731 726
Total invested assets 1,049 905 832 822
of which: double counts 1 0 1 0
Net new money
1
23 (12) 18 (11)
1 Includes double counts.
Note 26b
Development of invested assets
Development of invested assets
USD bn CHF bn
31.12.25 31.12.24 31.12.25 31.12.24
Total invested assets at the beginning of the year 905 494 822 416
Effect of translating opening balance at closing rate
1
(104)
Invested assets recognized upon the merger of UBS AG and Credit Suisse AG
2
382 345
Net new money
23 (12) 18 (11)
Market movements
3
107 67 85 61
Foreign currency translation 25 (10) 20 25
Other effects (11) (16) (9) (14)
Total invested assets at the end of the year
4
1,049 905 832 822
1 Refer to “Presentation currencies” in Note
2a for more information.
2 Invested assets recognized upon the
merger of UBS AG and
Credit Suisse AG were measured
and reported as of 31 May
2024, the merger
effective date, in alignment with UBS accounting policies
outlined in Note 30 to the
UBS AG consolidated financial statements in the
UBS AG Annual Report 2025.
3 Includes interest and dividend income.
4 Includes
double counts.
›
Refer to “Note 30 Invested assets and net new money” in the “Consolidated financial statements” section of the UBS AG Annual
Report 2025, available under “Annual reporting” at ubs.com/investors , for more information

UBS AG standalone financial statements (audited)

Statement of proposed appropriation of total profit
and dividend distribution
The Board of
Directors (the BoD)
proposes that the
Annual General Meeting
of Shareholders (the
AGM) on 14 April
2026
approve the
appropriation of
total profit
and an
ordinary dividend
distribution of
USD 4,500m out
of the
total profit.
Furthermore, the BoD proposes the
appropriation of an amount of
USD 4,500m out of the
Voluntary earnings reserve
to
a special dividend reserve within the Voluntary earnings reserve .
Appropriation of and distribution out of total profit
USD m CHF m
For the year ended For the year ended
31.12.25 31.12.25
Net profit for the period 9,149 7,254
Profit / (loss) carried forward 0 0
Total profit available for appropriation 9,149 7,254
Appropriation of total profit
Appropriation to voluntary earnings reserve (4,649) (3,686)
Dividend distribution (4,500) (3,568)
1
Profit / (loss) carried forward 0 0
Proposed appropriation to voluntary earnings reserve
Total voluntary earnings reserve before appropriation 5,295 4,199
Appropriation to voluntary earnings reserve 4,649 3,686
Total voluntary earnings reserve after appropriation 9,944 7,885 of which: appropriation to special dividend reserve within voluntary earnings reserve
2
4,500 3,568
1
1 For
illustrative purposes,
converted at
the closing
exchange rate
as of
31 December
2025.
2 The
Voluntary earnings
reserve includes
a special
dividend reserve
of USD
4,500m (CHF
3,568m) available
for
appropriation. The decision
on the special dividend
payment is intended to
be made at an Extraordinary
General Meeting in the
second half of 2026
and is subject to UBS
AG meeting its capital
requirements on a
standalone and consolidated level, and the outcome and timing of the implementation of the new regulatory regime in Switzerland.

UBS AG standalone regulatory information

UBS AG standalone regulatory information
Key metrics for the fourth quarter of 2025
The
table
below
is
based
on
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance
on
the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the fourth quarter
of 2025, tier 1 capital
increased by USD 0.4bn to
USD 93.7bn. Common equity tier 1
(CET1)
capital increased by USD 0.7bn to USD 74.1bn, mainly
reflecting operating profit before tax of USD
1.6bn, partly offset
by additional accruals for capital returns
to UBS Group AG of USD 1.0bn. As of
31 December 2025, accruals for capital
returns to
UBS Group AG
amounted to
USD 9.0bn, reflecting
a proposed
ordinary dividend
distribution of
USD 4.5bn
and the
appropriation of
USD 4.5bn to
a special
dividend reserve,
both subject
to approval
at the
Annual General
Meeting
in the
second quarter
of 2026.
The decision
on the
distribution of
the special
dividend is
intended to
be made
at an
Extraordinary General Meeting in the second half of 2026 and is subject to UBS AG meeting its capital requirements on
a standalone
and consolidated
level, as
well as
the outcome
and timing
of the
implementation of
the new
regulatory
regime in Switzerland.
Additional tier 1
(AT1) capital
issued by
the Group
and on
lent to UBS
AG decreased
by USD 0.4bn
to USD 19.6bn,
mainly
reflecting the call of one AT1 capital instrument equivalent to USD 0.4bn that was on lent from the Group.
Risk-weighted assets
(RWA) decreased
by USD 26.3bn
to USD 491.6bn
during the
fourth quarter
of 2025,
primarily driven
by lower
RWA on
investments in
subsidiaries following
capital repatriations,
and decreases
in credit
and counterparty
credit risk RWA, as well as market risk RWA. This was partly offset by an increase in operational risk RWA, mainly due to
the higher business indicator component.
The leverage ratio denominator (the LRD)
decreased by USD 22.1bn to USD 930.0bn, driven
by a USD 20.9bn decrease
from asset
size and
other movements
and a
USD 1.3bn decrease
from currency
effects. The
change in
asset size
and
other movements was
mainly due to
capital repatriations reducing
investments in subsidiaries,
lower lending balances,
and
disposals
of
high-quality
liquid
asset
(HQLA)
portfolio
securities
and
trading
assets,
along
with
lower
securities
financing transactions and derivative exposures, partly offset by increases in cash and balances at central banks and off-
balance sheet items.
Correspondingly,
the
CET1
capital
ratio
of
UBS AG
standalone
increased
to
15.1%
from
14.2%,
reflecting
the
aforementioned decrease
in RWA
and
the
aforementioned increase
in CET1
capital. The
firm’s Basel
III leverage
ratio
increased to 10.1% from 9.8%, reflecting the aforementioned
decrease in the LRD and the aforementioned increase
in
tier 1 capital.
The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS AG
standalone
decreased
6.0 percentage
points
to
234.9%, remaining above the prudential
requirement communicated by FINMA.
The movement in the quarterly
average
LCR was primarily
driven by a
decrease in average
HQLA of USD 13.2bn
to USD 149.3bn, mainly
reflecting lower cash
available due
to lower
customer deposits
and higher
funding to
subsidiaries. Average
net cash
outflows decreased
by
USD 3.9bn to USD 63.7bn, mainly reflecting higher inflows from intercompany loans.
As of 31 December 2025, the net stable funding ratio decreased 5.5 percentage points to 90.7%, remaining above the
prudential requirement
communicated by FINMA.
Available stable
funding decreased
by USD 14.2bn to
USD 404.8bn,
mainly driven
by decreases
in debt
issued measured
at amortized
cost and
intercompany deposits.
Required stable
funding
increased by USD 10.9bn to
USD 446.5bn, mainly reflecting higher
intercompany funding to subsidiaries,
partly offset by
a decrease in investments in subsidiaries due to capital repatriations.

UBS AG standalone regulatory information

KM1: Key metrics
USD m, except where indicated
31.12.25 30.9.25 30.6.25 31.3.25 31.12.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
74,108
73,384
73,178
70,980
75,051
2 Tier 1
93,707
93,349
91,834
89,305
90,881
3 Total capital
93,731
93,349
91,834
89,305
90,882
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)
491,583
517,929
516,479
514,897
507,964
4a Total risk-weighted assets (pre-floor)
491,583
517,929
516,479
514,897
4b Minimum capital requirement
2
39,327
41,434
41,318
41,192
40,637
Risk-based capital ratios as a percentage of RWA
1
5 Common equity tier 1 ratio (%)
15.08
14.17
14.17
13.79
14.77
5b Common equity tier 1 ratio (%) (pre-floor)
15.08
14.17
14.17
13.79
6 Tier 1 ratio (%)
19.06
18.02
17.78
17.34
17.89
6b Tier 1 ratio (%) (pre-floor)
19.06
18.02
17.78
17.34
7 Total capital ratio (%)
19.07
18.02
17.78
17.34
17.89
7b Total capital ratio (%) (pre-floor)
19.07
18.02
17.78
17.34
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.12
0.14
0.15
0.15
0.19
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.00
0.00
0.00
0.00
0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4
2.62
2.64
2.65
2.65
2.69
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5
10.58
9.67
9.67
9.29
9.89
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
929,979
952,112
964,000
935,496
899,348
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
6
10.08
9.80
9.53
9.55
10.11
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
10.08
9.80
9.53
9.55
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
6
9.96
9.72
9.56
9.52
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
9.96
9.72
9.56
9.52
14e Minimum capital requirements
7
39,327
41,434
41,318
41,192
Liquidity coverage ratio (LCR)
8
15
Total high-quality liquid assets (HQLA)
149,309
162,513
177,434
150,544
142,661
16 Total net cash outflow
63,723
67,644
75,720
65,962
58,620
16a of which: cash outflows
249,107
244,306
248,255
238,931
231,213
16b of which: cash inflows
185,384
176,662
172,535
172,969
172,593
17 LCR (%) 234.90
240.93
235.52
229.18
243.95
Net stable funding ratio (NSFR)
9
18 Total available stable funding
404,842
419,024
421,323
410,507
410,197
19 Total required stable funding
446,475
435,582
435,547
418,661
421,792
20 NSFR (%) 90.68 96.20 96.73 98.05 97.25
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.
2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.
3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.
4 Excludes non-
BCBS capital buffer requirements for risk-weighted
positions that are directly or indirectly backed
by residential properties in Switzerland.
5 Represents the CET1 ratio that is available
to meet buffer requirements.
Calculated as the
CET1 ratio minus
the BCBS CET1
capital requirement and,
where applicable, minus
the BCBS tier
2 capital requirement
met with CET1
capital.
6 There is currently
no temporary exemption
of
central bank reserves for UBS.
7 The higher of capital requirements based
on 8% of RWA or 3% of LRD.
8 Calculated after the application of haircuts and inflow
and outflow rates, as well as,
where applicable,
caps on Level 2 assets and cash inflows. Calculated based on an average of 64 data points in the fourth quarter of 2025 and 65 data points in the third quarter of 2025. For the prior-quarter data points, refer to the
respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.
9 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.
Swiss systemically relevant bank going and gone concern requirements and information
UBS AG standalone is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.
The going concern
requirements include the
FINMA Pillar 2 add-on
related to the
supply chain finance
funds matter at
Credit Suisse.
This Pillar 2
add-on results
in an
additional CET1
capital ratio
requirement of
2 basis points
and an
additional
CET1 leverage ratio requirement of 1 basis point as of 31 December 2025.
Effective
1 January
2025,
a
Pillar 2
capital
add-on
for
residual
exposures
(after
collateral
mitigation)
to
hedge
funds,
private equity and
family offices has
been introduced. This
resulted in an
increase as of
31 December 2025 of
18 basis
points in the RWA phase-in-based
going concern capital requirement
and 17 basis points in the
RWA fully applied-based
going concern capital requirement.
The
capital
requirements
based
on
RWA
include
a
minimum
CET1
capital
requirement
of
10.27%,
including
a
countercyclical
buffer
of
0.12%
and
the
Pillar 2
add-ons, and
a
total
going
concern
capital
requirement
of
14.62%,
including a countercyclical buffer of 0.12% and the Pillar 2 add-ons. The capital requirements based on the LRD include a minimum CET1 capital requirement of 3.51% and a total going concern leverage ratio requirement of 5.01%.
CET1 capital and high-trigger AT1 capital instruments are eligible as going concern capital.

UBS AG standalone regulatory information

UBS AG standalone is
subject to a
gone concern capital
requirement based on
the sum of:
(i) the nominal value
of the
gone
concern
instruments
issued
by
UBS
entities
and
held
by
the
parent
firm;
(ii) 75%
of
the
going
concern
capital
requirements resulting from
third-party exposure on
a standalone basis;
and (iii) a buffer
requirement equal to
30% of
the Group’s
gone concern
capital requirement
on UBS AG’s
consolidated exposure.
The gone
concern capital
requirement
is the
higher of
RWA- and
LRD-based requirements,
calculated separately.
The gone
concern capital
coverage ratio
reflects
how much
gone concern
capital is
available to
meet the
gone concern
requirement. Outstanding
total loss-absorbing
capacity-eligible
unsecured
debt
instruments
are
eligible
to
meet
gone
concern
requirements
until
one
year
before
maturity.
›
Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital management” section of the UBS
Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for information about the joint liability of
UBS AG and UBS Switzerland AG
The
tables
below
provide
details
of
the
Swiss
SRB
RWA-
and
LRD-based
going
and
gone
concern
requirements
and
information as required by FINMA; details regarding eligible gone concern instruments are provided below.
Swiss SRB going and gone concern requirements and information
As of 31.12.25 RWA, phase-in RWA, fully applied as of 1.1.28
1
LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital
14.62
2
71,866
14.61
2
76,379
5.01
2
46,606
Common equity tier 1 capital
10.27
3
50,464
10.26
3
53,631
3.51
32,656
of which: minimum capital
4.50
22,121
4.50
23,529
1.50
13,950
of which: buffer capital
5.50
27,037
5.50
28,758
2.00
18,600
of which: countercyclical buffer
0.12
584
0.12
621
Maximum additional tier 1 capital
4.35
3
21,402
4.35
3
22,748
1.50
13,950
of which: additional tier 1 capital
3.50
17,205
3.50
18,301
1.50
13,950
of which: additional tier 1 buffer capital
0.80
3,933
0.80
4,183
Eligible going concern capital
Total going concern capital
19.06
93,707
17.92
93,707
10.08
93,707
Common equity tier 1 capital
15.08
74,108
14.17
74,108
7.97
74,108
Total loss-absorbing additional tier 1 capital
3.99
19,600
3.75
19,600
2.11
19,600
of which: high-trigger loss-absorbing additional tier 1 capital
3.99
19,600
3.75
19,600
2.11
19,600
of which: low-trigger loss-absorbing additional tier 1 capital
0.00
0
0.00
0
0.00
0
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
491,583
522,876
Leverage ratio denominator
929,979
Required gone concern capital
4
Higher of RWA-
or LRD-based
Total gone concern loss-absorbing capacity
78,104
Eligible gone concern capital
Total gone concern loss-absorbing capacity
90,163
Total tier 2 capital
5
24
TLAC-eligible unsecured debt
90,139
Gone concern capital coverage ratio
115.44
1 Fully applied relates to participation
RWA. Direct and indirect investments
including holding of regulatory capital instruments
in Switzerland-domiciled subsidiaries and for
direct and indirect investments including
holding of regulatory
capital instruments in
foreign-domiciled subsidiaries were
risk weighted at
235% and 340%,
respectively, for
2025. As per
current rules,
risk weights will
gradually increase by
5 percentage
points per year for Switzerland-domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively, are applied.
2 Includes
applicable add-ons of 1.64% for risk-weighted assets (RWA, phase-in),
1.63% for risk-weighted assets (RWA, fully applied) and
0.51% for leverage ratio denominator (LRD), of which
2 basis points for RWA phase-
in, 2 basis points for RWA fully applied and 1 basis point for LRD reflect a Pillar 2 capital add-on of USD 107m related to the supply chain finance funds matter at Credit Suisse. An additional 18 basis points for RWA
phase-in and 17 basis
points for RWA
fully applied reflect
a Pillar 2 capital
add-on for the residual
exposure (after collateral
mitigation) to hedge
funds, private
equity and family
offices, effective 1
January 2025.
3 Includes the Pillar 2 add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family offices of 0.13% for CET1 capital and 0.05% for AT1 capital for RWA phase-in and 0.12%
for CET1 capital
and 0.05%
for AT1
capital for
RWA fully
applied, effective
1 January
2025. For
AT1 capital
under Pillar
1 requirements
a maximum
of 4.3%
of AT1
capital can
be used
to meet
going concern
requirements; 4.35% for RWA phase-in and 4.35%
for RWA fully applied include the aforementioned Pillar
2 capital add-on.
4 A maximum of 25% of the gone concern requirements
can be met with instruments
that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
5 Reflects an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital but 45% of these gains can be recognized as tier 2 capital.

UBS AG standalone regulatory information

Swiss SRB going and gone concern information
USD m, except where indicated 31.12.25 30.9.25 31.12.24
Eligible going concern capital
Total going concern capital
93,707
93,349
90,881
Total tier 1 capital
93,707
93,349
90,881
Common equity tier 1 capital
74,108
73,384
75,051
Total loss-absorbing additional tier 1 capital
19,600
19,964
15,830
of which: high-trigger loss-absorbing additional tier 1 capital
19,600
19,964
14,585
of which: low-trigger loss-absorbing additional tier 1 capital
1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity
90,163
98,452
92,174
Total tier 2 capital
24
1
0
204
of which: non-Basel III-compliant tier 2 capital
0
0
204
TLAC-eligible unsecured debt
90,139
98,452
91,970
Total loss-absorbing capacity
Total loss-absorbing capacity
183,870
191,800
183,055
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in
491,583
517,929
507,964
of which: investments in Switzerland-domiciled subsidiaries
2
91,598
91,436
83,221
of which: investments in foreign-domiciled subsidiaries
2
144,200
167,254
162,098
Risk-weighted assets, fully applied as of 1.1.28
522,876
553,280
555,726
of which: investments in Switzerland-domiciled subsidiaries
2
97,444
97,272
90,458
of which: investments in foreign-domiciled subsidiaries
2
169,647
196,770
202,623
Leverage ratio denominator
929,979
952,112
899,348
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in
19.1
18.0
17.9
of which: common equity tier 1 capital ratio, phase-in
15.1
14.2
14.8
Going concern capital ratio, fully applied as of 1.1.28
17.9
16.9
16.4
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28
14.2
13.3
13.5
Leverage ratios (%)
Going concern leverage ratio
10.1
9.8
10.1
of which: common equity tier 1 leverage ratio
8.0
7.7
8.3
Capital coverage ratio (%)
Gone concern capital coverage ratio
115.4
125.4
122.3
1 Reflects an add-back of 45%
of unrealized gains from financial assets
measured at fair value through other
comprehensive income. Such gains do not qualify as
CET1 capital but 45% of these
gains can be recognized
as tier 2
capital.
2 Fully applied
relates to participation
RWA. Direct
and indirect investments
including holding of
regulatory capital instruments
in Switzerland-domiciled
subsidiaries and for
direct and indirect
investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries were risk weighted at 235% and 340%, respectively, for 2025. As per current rules, risk weights will gradually increase by 5 percentage points per
year for Switzerland-domiciled investments
and 20 percentage points
per year for foreign-domiciled
investments until the fully
applied risk weights of
250% and 400%, respectively,
are
applied.

UBS AG standalone regulatory information

Sustainability and climate risk
Our climate strategy
and governance are
determined and overseen
at the UBS
Group level. Climate-related
metrics for
the UBS AG legal entity are presented in the UBS Group Annual Report 2025.
›
Refer to “Our focus on sustainability” in the “Our stakeholders” section and to “Sustainability and climate risk” in the “Risk management and control” section of the UBS Group Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for more information
›
Refer to “Our sustainability and impact strategy” in the “Strategy” section of the UBS Group Sustainability
Report 2025, available
under “Annual reporting” at ubs.com/investors , for more information

Cautionary statement |
This report and
the information contained
herein are provided solely
for information purposes,
and are not
to be construed
as solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors , for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally indicate non-applicability or that presentation of any content
would not be meaningful, or that
information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any
website addresses are provided
solely for information
and are not intended
to be active
links. UBS does
not incorporate the
contents
of any such websites into this report.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
ubs.com

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in each of the following registration statements:
(1) on Form F-3 (Registration Numbers 333-283672 and 333-293403), and each related prospectus currently outstanding under such registration statements,
(2) the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration
Number 333-111572),
(3) the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and
(4) the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration
Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),
of our report dated 6 March 2026, with respect to the standalone financial statements of UBS AG for the year ended
31 December 2025 included in this Report of Foreign Private Issuer (Form 6-K) dated 9 March 2026, filed with the
Securities and Exchange Commission.
/s/ Ernst & Young Ltd
Basel, Switzerland
9 March 2026

This Form 6-K is hereby incorporated by reference into (1) the registration statements on Form F-3 (Registration
Numbers 333-283672 and 333-293403), and into each prospectus outstanding under the foregoing registration statement, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004
(Registration Number 333-111572),
the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number
001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004
and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Controller
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
Date:
March 9, 2026